FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of June 30, 2019.

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of consolidated financial statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Standards of the Chilean
Commission for the Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2019 and December 31, 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	December
		2019	2018
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	1,150,682	880,081
Transactions in the course of collection	7	1,023,491	580,333
Financial assets held-for-trading	8	1,550,158	1,745,366
Cash collateral on securities borrowed and reverse repurchase agreements	9	93,982	97,289
Derivative instruments	10	1,435,764	1,513,947
Loans and advances to banks	11	1,191,846	1,494,307
Loans to customers, net	12	28,205,600	27,307,223
Financial assets available-for-sale	13	1,243,177	1,043,440
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	47,694	44,561
Intangible assets	15	54,423	52,061
Property and equipment	16	218,525	215,872
Leased assets	16	156,671	—
Current tax assets	17	388	677
Deferred tax assets	17	319,922	277,922
Other assets	18	562,342	673,380
TOTAL ASSETS		37,254,665	35,926,459

LIABILITIES
Current accounts and other demand deposits	19	9,600,788	9,584,488
Transactions in the course of payment	7	727,547	335,575
Cash collateral on securities lent and repurchase agreements	9	261,120	303,820
Savings accounts and time deposits	20	10,798,909	10,656,174
Derivative instruments	10	1,572,621	1,528,357
Borrowings from financial institutions	21	1,596,655	1,516,759
Debt issued	22	7,863,807	7,475,552
Other financial obligations	23	171,284	118,014
Lease liabilities	16	155,373	—
Current tax liabilities	17	74,389	20,924
Deferred tax liabilities	17	—	—
Provisions	24	506,928	670,119
Other liabilities	25	532,593	412,524
TOTAL LIABILITIES		33,862,014	32,622,306

EQUITY	27
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,317	617,597
Other comprehensive income		(44,824)	(39,222)
Retained earnings:
Retained earnings from previous years		170,171	17,481
Income for the period		293,663	594,872
Less:
Provision for minimum dividends		(148,510)	(305,409)
Subtotal		3,392,650	3,304,152
Non-controlling interests		1	1
TOTAL EQUITY		3,392,651	3,304,153
TOTAL LIABILITIES AND EQUITY		37,254,665	35,926,459

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the six-month ended June 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
		2019	2018
	Notes	MCh$	MCh$

Interest revenue	28	1,031,683	965,831
Interest expense	28	(364,583)	(318,301)
Net interest income		667,100	647,530

Income from fees and commissions	29	279,671	249,198
Expenses from fees and commissions	29	(64,027)	(69,974)
Net fees and commission income		215,644	179,224

Net financial operating income	30	43,431	52,141
Foreign exchange transactions, net	31	32,391	7,273
Other operating income	36	24,346	16,064
Total operating revenues		982,912	902,232

Provisions for loan losses	32	(157,115)	(124,755)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		825,797	777,477

Personnel expenses	33	(228,927)	(209,898)
Administrative expenses	34	(166,323)	(162,173)
Depreciation and amortization	35	(34,665)	(18,471)
Impairment	35	(822)	(11)
Other operating expenses	37	(21,786)	(25,326)

TOTAL OPERATING EXPENSES		(452,523)	(415,879)

NET OPERATING INCOME		373,274	361,598

Income attributable to associates	14	3,973	4,148
Income before income tax		377,247	365,746

Income tax	17	(83,584)	(60,532)

NET INCOME FOR THE PERIOD		293,663	305,214
Attributable to:
Bank’s Owners	27	293,663	305,214
Non-controlling interests		—	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	2.91	3.02
Diluted net income per share	27	2.91	3.02

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the six-month ended June 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
		2019	2018
	Notes	MCh$	MCh$

NET INCOME FOR THE PERIOD		293,663	305,214

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	17,677	(6,182)
Net gains (losses) on derivatives held as cash flow hedges	10	(25,344)	(30,342)
Subtotal Other comprehensive income before income taxes		(7,667)	(36,524)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		2,065	9,859

Total other comprehensive income items that will be reclassified subsequently to profit or loss		(5,602)	(26,665)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	(186)	—

Subtotal other comprehensive income before income taxes		(186)	—

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period		50	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(136)	—

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		287,925	278,549

Attributable to:
Bank’s Owners		287,925	278,549
Non-controlling interests		—	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income	Retained earnings from previous periods	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	Tax	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of December 31, 2017		2,271,401	32,053	531,135	1,851	(12,551)	2,660	16,060	576,012	(312,907)	3,105,714	1	3,105,715
Capitalization of retained earnings		147,432	—	—	—	—	—	—	(147,432)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	54,501	—	—	—	—	(54,501)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(374,079)	312,907	(61,172)	—	(61,172)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	(30,342)	8,192	—	—	—	(22,150)	—	(22,150)
Valuation adjustment on available-for-sale instruments (net)	27	—	—	—	(6,182)	—	1,667	—	—	—	(4,515)	—	(4,515)
Income for the period 2018	27	—	—	—	—	—	—	—	305,214	—	305,214	—	305,214
Provision for minimum dividends		—	—	—	—	—	—	—	—	(155,398)	(155,398)	—	(155,398)
Balances as of June 30, 2018		2,418,833	32,053	585,636	(4,331)	(42,893)	12,519	16,060	305,214	(155,398)	3,167,693	1	3,167,694
Defined benefit plans adjustment, net		—	(92)	—	—	—	—	—	—	—	(92)	—	(92)
Equity effect change in accounting policy		—	—	—	—	—	—	1,421	—	—	1,421	—	1,421
Other comprehensive income:
Derivatives cash flow hedge, net		—	—	—	—	(601)	162	—	—	—	(439)	—	(439)
Valuation adjustment on available-for-sale instruments		—	—	—	(5,605)	—	1,527	—	—	—	(4,078)	—	(4,078)
Income for the period 2018		—	—	—	—	—	—	—	289,658	—	289,658	—	289,658
Provision for minimum dividends		—	—	—	—	—	—	—	—	(150,011)	(150,011)	—	(150,011)
Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits			—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws	27	—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	—	(50,902)
Defined benefit plans adjustment, net		—	(136)	—	—	—	—	—	—	—	(136)	—	(136)
Other comprehensive income:
Derivatives cash flow hedge, net	27	—	—	—	—	(25,344)	6,843	—	—	—	(18,501)	—	(18,501)
Valuation adjustment on available-for-sale instruments	27	—	—	—	17,677	—	(4,778)	—	—	—	12,899	—	12,899
Equity effect change in accounting policy		—	—	—	—	—	—	(15)	—	—	(15)	—	(15)
Income for the period 2019	27	—	—	—	—	—	—	—	293,663	—	293,663	—	293,663
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(148,510)	(148,510)	—	(148,510)
Balances as of June 30, 2019		2,418,833	31,825	671,492	7,741	(68,838)	16,273	170,171	293,663	(148,510)	3,392,650	1	3,392,651

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2019 and 2018

(Free translation of interim consolidated financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June	June
		2019	2018
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		293,663	305,214
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	34,665	18,471
Impairment	35	822	11
Provision for loans and accounts receivable from customers and owed by banks	32	178,820	147,747
Provision of contingent loans	32	2,670	3,159
Fair value adjustment of financial assets held-for-trading		(2,305)	(1,039)
Changes in assets and liabilities by deferred taxes	17	(46,728)	8,711
(Gain) loss attributable to investments in companies with significant influence, net	14	(3,655)	(3,816)
(Gain) loss from sales of assets received in lieu of payment,net	36	(6,358)	(2,723)
(Gain) loss on sales of property and equipment, net	36	(43)	(3,580)
Charge-offs of assets received in lieu of payment	37	3,769	1,842
Other charges (credits) to income that do not represent cash flows		6,401	(1,297)
Change in the exchange rate of assets and liabilities		(3,817)	(59,409)
Net interest variation, readjustment and accrued fees on assets and liabilities		(393)	79,252

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		302,522	(542,754)
(Increase) decrease in loans to customers		(1,034,377)	(1,186,313)
(Increase) decrease in financial assets held-for-trading, net		90,824	343,151
(Increase) decrease in other assets and liabilities		375,546	(114,419)
Increase (decrease) in current account and other demand deposits		15,215	374,646
Increase (decrease) in payables from repurchase agreements and security lending		(30,948)	108,121
Increase (decrease) in savings accounts and time deposits		130,378	411,375
Sale of assets received in lieu of payment or adjudicated		16,407	11,927
Total cash flows from operating activities		323,078	(101,723)

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		(187,415)	76,061
Payments for lease agreements	16	(14,332)	—
Purchases of property and equipment	16	(18,621)	(10,959)
Sales of property and equipment		43	3,581
Acquisition of intangible assets	15	(8,469)	(11,518)
Dividends received from investments in companies		871	743
Total cash flows from investing activities		(227,923)	57,908

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(1,714)	(2,334)
Issuance of bonds	22	867,072	888,585
Redemption of bonds		(514,893)	(538,225)
Dividends paid	27	(356,311)	(374,079)
Increase (decrease) in borrowings from foreign financial institutions		78,486	(17,833)
Increase (decrease) in other financial obligations		54,417	8,545
Increase (decrease) in other obligations with Central Bank of Chile		—	(1)
Other long-term borrowings		—	15
Payment of other long-term borrowings		(908)	(1,301)
Total cash flows from financing activities		126,149	(36,628)

TOTAL NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD		221,304	(80,443)

Effect of exchange rate changes		3,817	59,409

Cash and cash equivalents at beginning of period		2,256,375	2,079,398

Cash and cash equivalents at end of period	7	2,481,496	2,058,364

		June	June
		2019	2018
		MCh$	MCh$
Operational Cash flow interest:
Interest received		978,878	915,615
Interest paid		(312,171)	(188,833)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of interim consolidated financial statements originally issued in Spanish)

______________

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”), in accordance with the established in the Law 21,130 dated January 12, 2019, which ordered the integration of the Superintendency of Banks and Financial Institutions (“SBIF”) with the Commission for the Financial Market as of June 1, 2019. Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in the areas of corporations and large companies, medium and small companies and personal and consumer banking. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2019 were approved by the Directors on July 25, 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

2.	Legal regulations, basis of preparation and other information:

(a)	Legal regulations:

The Law 21,000 that creates the CMF, in its article 5, empowers it to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants, that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the CMF, the latter shall prevail.

(b)	Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Chilean Commission for the Financial Market (CMF).

(b.2)	The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
				June	December	June	December	June	December
			Functional	2019	2018	2019	2018	2019	2018
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

2.	Legal regulations, basis of preparation and other information, continued:

(c)	Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.	Provision for loan losses (Notes No. 11. No. 12 and No. 32);
2.	Useful life of intangible and property and equipment (Notes No.15 and No.16);
3.	Income taxes and deferred taxes (Note No. 17);
4.	Provisions (Note No. 24);
5.	Contingencies and Commitments (Note No. 26);
6.	Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

As of June 30, there have been no significant changes in the estimates made.

(d)	Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the six-month period ended June 30, 2019 are not included.

(e)	Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the Financial Statements of the period has been taken into account.

(f)	Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the assets are subject to a financial leasing, the leased assets are no longer recognized as a fixed asset and are recorded in an account receivable, which is equal to the minimum value of the lease payment, discounted at the interest rate of the lease. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

2.	Legal regulations, basis of preparation and other information, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease and are recognized monthly on an accrual basis.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the Statement of Financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period, on an accrual basis.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made, except lease payments in the short term and those in which the underlying asset is of low value, which are recognized directly in results.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

(g)	Reclassifications:

There have not been significant reclassifications at the end of this period 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

3.	New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

3.1.1 Standards and interpretations that have been adopted in these Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IFRS 16 Leases.

On January 2016 was issued IFRS 16, which has as purpose to establish principles to the recognition, measurement, presentation and disclosure of lease contracts from the point of view of the lessee and lessor.

This new rule does not differ significantly from IAS 17 Leases that precedes it, related to the accounting treatment for the lessor. However, related to the lessee, the new rule requires the recognition of assets and liabilities for most lease contracts.

The Bank and its subsidiaries, for purposes of the initial application of the standard, took the option to recognize the cumulative effect on the initial adoption date (January 1, 2019), not expressing comparative information, recording an asset for right of use for an amount equal to the lease liability for an amount of Ch$144,529 million. This amount was determined according to the present value of the remaining lease payments, discounted using the Bank’s incremental financing interest rate.

IFRIC 23 Uncertainty over Income Tax Treatments.

In June 2017, the IASB published IFRIC 23, which clarifies the application of the recognition and measurement criteria required by IAS 12 Income Taxes when there is uncertainty about tax treatments.

This modification had no impact on the Banco de Chile and its subsidiaries.

IFRS 9 Financial instruments and IAS 28 Investments in associates and joint ventures.

On October 2017, the IASB published the amendments to IFRS 9 Financial Instruments and IAS 28 Investments in Associated Entities and Joint Ventures.

The amendments to IFRS 9 allow entities to measure financial assets, prepaid with negative compensation at amortized cost or fair value, through other comprehensive income if a specific condition is met, instead of at fair value with effect on results.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

3.	New Accounting Pronouncements, continued:

Regarding IAS 28, the amendments clarify that entities must account for long-term results in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

The IASB also released an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associated entity or joint venture.

This modification had no impact for Banco de Chile and its subsidiaries.

Annual improvements to IFRS.

On December 2017, the IASB issued the Annual Improvements to IFRS Cycle 2015-2017, which includes amendments to the following regulations:

- IFRS 3 Business Combinations. Interests previously held in a joint operation.

The amendment provides additional guidance for applying the procurement method to particular types of business combinations.

The amendment states that when a party to a joint arrangement obtains control of a business, which is a joint arrangement and had rights over the assets and liabilities for the liabilities related to this joint arrangement, immediately before the acquisition date, the transaction it is a business combination achieved in stages.

Therefore, the acquirer will apply the requirements for a business combination achieved in stages, including re-measuring its previously held interest in the joint operation. By doing so, the acquirer will re-measure its total value that it previously had in the joint operation.

This modification had no impact for Banco de Chile and its subsidiaries.

- IFRS 11 Joint Arrangements.

The amendment to IFRS 11 relate to the accounting for acquisitions of interests in Joint Agreements.

The amendment establishes that a party that participates, but does not have control, in a joint agreement, can obtain control of the joint agreement. Given the above, the activity of the joint agreement would constitute a Business Combination as defined in IFRS 3, in such cases; the interests previously held in the joint agreement are not remeasured.

This modification had no impact for Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

3.	New Accounting Pronouncements, continued:

- IAS 23 Costs for loans. Costs for loans that can be capitalized.

The amendment to the standard is intended to clarify that, when an asset is available for use or sale, an entity will treat any outstanding loan taken specifically to obtain said asset, as part of the funds it has taken as current loans, from that moment on the interest will not be included as part of the cost of the asset.

This modification had no impact for Banco de Chile and its subsidiaries.

- IAS 19 Employee Benefits.

On February 2018 the IASB issued amendments to IAS 19 “Employee Benefits”, which relate to:

- If there is a modification, reduction or liquidation of a plan, it is now mandatory that the current service cost and net interest for the period after the new measurement be determined using the assumptions used for the new measurement.

- In addition, amendments have been included to clarify the effect of a modification, reduction or liquidation of a plan on the requirements with respect to the asset roof.

This modification had no impact for Banco de Chile and its subsidiaries.

Accounting standards issued by the CMF.

- Circular No. 3,645.

On January 31, 2019, the CMF published this circular, which introduces changes to the Compendium of Accounting Standards in order to apply the criteria defined in IFRS 16.

The main changes are for the valuation for the right to use of assets under lease being applied as a measurement after initial recognition, the cost methodology less accumulated depreciation / amortization and accumulated impairment.

In the statement of financial position are introduced the items “Leased assets” and “lease liabilities”, which also modify the Notes “Fixed assets” and “Leased assets and lease liabilities”.

Additionally, banks and their subsidiaries must record any effect due to the first application of this standard in the equity item “Retained earnings from previous periods”.

The application of these amendments was made jointly with the adoption of IFRS 16 Leases.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

3.	New Accounting Pronouncements, continued:

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board and the CMF that are not yet effective as of June 30, 2019, are detailed below:

Accounting standards issued by IASB.

IAS 28 Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements.

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015 the IASB agreed that the amendments should apply in the future, allowing its immediate application.

This amendment will not impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

Conceptual Framework.

On March 29, 2018, the IASB issued a “Reviewed” Conceptual Framework. Changes to the Conceptual Framework may affect the application of IFRS when no rule applies to a particular transaction or event.

The Conceptual Framework introduces mainly the following improvements:

-	It incorporates some new concepts of measurement, presentation and disclosure and derecognition of assets and liabilities in the Financial Statements.

-	Provides updated definitions of assets, liabilities and includes criteria for the recognition of assets and liabilities in the financial statements.

-	Clarifies some important concepts such as background on form, prudential criteria and measurement of uncertainty.

The Conceptual Framework enters into force for periods beginning on January 1, 2020. Early adoption is permitted.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

3.	New Accounting Pronouncements, continued:

- IFRS 3 Business Combinations. Definition of a Business.

The amendments clarify the definition of business, with the objective of helping entities determine whether a transaction should be accounted for as a business combination or as the acquisition of an asset.

(a)	clarify that, to be considered a business, an acquired set of activities and assets must include, as a minimum, an input and a substantive process that together contribute significantly to the ability to produce outputs;
(b)	eliminate the assessment of whether market participants can substitute missing processes or inputs and continue to produce outputs;
(c)	add guides and illustrative examples to help entities assess whether a substantial process has been acquired;
(d)	restrict definitions of a business or products by focusing on goods and services provided to clients and eliminate reference to the ability of reducing costs; and
(e)	add an optional concentration test that allows a simplified assessment of whether an acquired set of activities and businesses acquired are not business.

Companies are required to apply the modified definition of a business to acquisitions made from January 1, 2020. Early application is allowed.

This amendment has no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

- IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of Materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of financial statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The date of application of these amendments is January 1, 2020. Early application is allowed.

This amendment has no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

3.	New Accounting Pronouncements, continued:

Accounting standards issued by the CMF.

- Circular N°3,638.

On July 6, 2018, the CMF published amendments to the standards contained in Chapter B-1 “Provisions for Credit Risk” of the Compendium of Accounting Standards, which incorporates a standard model for the estimation of provisions for credit risk of the commercial portfolio of group analysis.

The proposed methods and risk factors considered are the following:

-	Commercial Leasing Portfolio: considers default, the type of asset in leasing (real estate or non-real estate) and the current value over value of the asset of the operation.
-	Student Portfolio: considers the type of loan granted, the enforceability of the payment and the default that it presents, in case the loan is required.
-	Generic Commercial Portfolio: considers default and the existence of real guarantees that guarantee the placement. In the case of guarantees, the relationship between the placement and the value of the security right that covers it is considered.

According to the CMF, the three standardized methods included in the model will constitute a prudential floor for internal methods currently used by the industry.

On January 31, 2019, the CMF supplemented said instructions with the publication of Circular No. 3,647, with the purpose of recognizing the mitigating effect of the credit risk represented by the assignor’s responsibility in the factoring operations, a particular factor is introduced for the component “Loss Given Default” (hereinafter “LGD”) of the standard method for the commercial portfolio of group analysis, for factoring provisions.

The new standards will come into force in July 2019.

The adoption of this standard will not have material impacts on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

4.	Changes in Accounting policies and Disclosures:

The accounting policies adopted in the preparation of this Consolidated Interim Financial Statements are consistent with those used in the preparation of the annual Consolidated Financial Statements for the year ended December 31, 2018, except for the adoption of new regulations in force at 1 January 2019. See Note No. 3 “Recent Accounting Pronouncements”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

5.	Relevant Events:

(a)	On January 18, 2019, the subsidiary Banchile Corredores de Bolsa S.A. informed that in the Ordinary Session held that day, the Board became aware and accepted the resignation presented by Mr. Roberto Serwaczak Slowinski to his position as Director of the company.

(b)	On January 24, 2019 in the Ordinary Session No. BCH 2,895, the Board of Directors of Banco de Chile agreed to convene an Ordinary Meeting of Shareholders for March 28, 2019, with the purpose of proposing, among other matters, the distribution of the dividend No. 207 of $ 3.52723589646 for each share, corresponding to 70% of the distributable liquid profit, retaining the remaining 30%.

(c)	On January 28, 2019, Banco de Chile and its subsidiary Banchile Corredores de Seguros Ltda. informed that they have entered into a strategic alliance with the insurance companies Chubb Seguros Chile S.A. and Chubb Seguros de Vida Chile S.A. The framework of the strategic alliance establishes the general terms and conditions pursuant to which the Bank will grant, for a period of 15 years, exclusive access to the Companies to provide insurances to clients via face-to-face and digital channels of the Bank, through Banchile, subject to the exceptions agreed upon by the parties.

The aforementioned Agreement includes a payment to the Bank of UF 5,367,057 on the date of the signing of the contracts, in accordance with the terms and conditions thereof, and annual payments subject to compliance with insurance sales objectives during the agreement lifetime.

The subscription of the contracts referred in the Agreement was subject to the condition that the National Economic Prosecutor’s Office approve the execution of all of them, for which purpose the parties have proceeded to notify the operation in accordance with Chapter IV of the Decree Law No. 211.

(d)	On March 14, 2019 in the Ordinary session No. 2,897, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit that will be generated during the course of the year. For these purposes, the net distributable profit is defined as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year.

(e)	On March 28, 2019 at the Ordinary Shareholder’s Meeting, our shareholders approved the distribution of the dividend No. 207 of $3.52723589646 per share, to be charged to the net distributable income obtained during the fiscal year 2018. Also, the shareholders agreed to withhold of 30% of the distributable net profit for the year 2018.

Additionally, the shareholders approved the definite appointment of Mr. Julio Santiago Figueroa as Director of Banco de Chile, a position which he will hold until the next renewal of the Board of Directors.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

5.	Relevant Events, continued:

(f)	On May 20, 2019, the subsidiary Banchile Corredores de Bolsa S.A. reported that in Ordinary Session held on May 17, 2019, the Board of Banchile Corredores de Bolsa S.A. appointed Mr. Fuad Jorge Muvdi Arenas as titular director.

(g)	On June 4, 2019, Banco de Chile reported that the condition established in of the Strategic Alliance Framework Agreement subscribed by Banco de Chile, its subsidiary Banchile Corredores de Seguros Limitada and the insurance companies Chubb Seguros Chile SA and Chubb Seguros de Vida Chile SA, had been met on January 28, 2019, and in order to comply with said agreement, the following contracts had been signed:

-	Contract of Exclusive Access to Distribution Channels between the Bank and the Companies;
-	Supply, Intermediation and Distribution of Insurance Contracts between Banchile and each of the Companies;
-	Trademark Use Agreement between the Bank and each of the Companies; and
-	Collection Contracts between the Bank and each of the Companies.

(h)	On June 10, 2019, Banco de Chile informed that on that date Mr. Rodrigo Manubens Moltedo submitted his resignation to the position of Deputy Director of Banco de Chile.

(i)	On June 27, 2019, Banco de Chile informed that in ordinary session, the Board of Directors appointed Mrs. Sandra Guazzotti as first substitute director, until the next Ordinary Shareholders’ Meeting, replacing Mr. Rodrigo Manubens Moltedo.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

-	Banchile Administradora General de Fondos S.A.
-	Banchile Asesoría Financiera S.A.
-	Banchile Corredores de Seguros Ltda.
-	Banchile Corredores de Bolsa S.A.
-	Banchile Securitizadora S.A.
-	Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

•	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

•	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

•	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended June 30, 2019 and 2018, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended June, 2019 and 2018 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	512,190	477,250	171,707	173,158	(15,050)	(1,057)	(3,771)	(3,287)	665,076	646,064	2,024	1,466	667,100	647,530
Net commissions income (loss)	122,308	92,859	24,968	22,576	(1,616)	(2,087)	74,785	71,947	220,445	185,295	(4,801)	(6,071)	215,644	179,224
Other operating income	16,566	14,296	28,057	27,533	31,328	20,724	27,574	15,775	103,525	78,328	(3,357)	(2,850)	100,168	75,478
Total operating revenue	651,064	584,405	224,732	223,267	14,662	17,580	98,588	84,435	989,046	909,687	(6,134)	(7,455)	982,912	902,232
Provision for loan losses	(150,506)	(122,530)	(6,567)	(2,337)	—	—	(42)	112	(157,115)	(124,755)	—	—	(157,115)	(124,755)
Depreciation and amortization	(28,614)	(14,542)	(3,039)	(2,439)	(53)	(46)	(2,959)	(1,444)	(34,665)	(18,471)	—	—	(34,665)	(18,471)
Other operating expenses	(292,382)	(272,777)	(77,095)	(77,464)	(2,622)	(3,064)	(51,893)	(51,558)	(423,992)	(404,863)	6,134	7,455	(417,858)	(397,408)
Income attributable to associates	3,085	3,196	490	545	47	60	351	347	3,973	4,148	—	—	3,973	4,148
Income before income taxes	182,647	177,752	138,521	141,572	12,034	14,530	44,045	31,892	377,247	365,746	—	—	377,247	365,746
Income taxes													(83,584)	(60,532)
Income after income taxes													293,663	305,214

The following table presents assets and liabilities of the periods ended June 30, 2019 and December 31, 2018 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	17,141,384	16,425,068	10,771,497	10,592,117	8,284,530	8,093,850	1,081,351	925,440	37,278,762	36,036,475	(344,407)	(388,615)	36,934,355	35,647,860
Current and deferred taxes													320,310	278,599
Total assets													37,254,665	35,926,459

Liabilities	10,793,601	10,369,534	9,627,692	9,873,018	12,793,034	11,982,709	917,705	764,736	34,132,032	32,989,997	(344,407)	(388,615)	33,787,625	32,601,382
Current and deferred taxes													74,389	20,924
Total liabilities													33,862,014	32,622,306

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Cash and due from banks:
Cash (*)	700,677	624,862
Deposit in Chilean Central Bank (*)	244,486	121,807
Deposits in other domestic banks	5,812	26,698
Deposits abroad	199,707	106,714
Subtotal - Cash and due from banks	1,150,682	880,081

Net transactions in the course of collection	295,944	244,758
Highly liquid financial instruments (**)	953,793	1,058,904
Repurchase agreements (**)	81,077	72,632
Total cash and cash equivalents	2,481,496	2,256,375

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchase contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June	December
	2019	2018
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	180,539	210,743
Funds receivable	842,952	369,590
Subtotal transactions in the course of collection	1,023,491	580,333

Liabilities
Funds payable	(727,547)	(335,575)
Subtotal transactions in the course of payment	(727,547)	(335,575)
Net transactions in the course of settlement	295,944	244,758

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June	December
	2019	2018
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	69,292	24,906
Central Bank of Chile promissory notes	1,013,357	1,410,080
Other instruments issued by the Chilean Government and Central Bank	255,513	88,486

Other instruments issued in Chile
Bonds from other domestic companies	—	7,532
Bonds from domestic banks	25,252	20,186
Deposits in domestic banks	133,360	100,225
Other instruments issued in Chile	2,709	1,664

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	4,446

Mutual fund investments
Funds managed by related companies	50,675	87,841
Funds managed by third-party	—	—
Total	1,550,158	1,745,366

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$73,529 million as of June 30, 2019 (Ch$115,749 million as of December 31, 2018). Repurchase agreements had a 1 day average expiration as of period-end 2019 (2 days in December 2018).

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$52,758 as of June 30, 2019 (Ch$34,456 million as of December 31, 2018).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$120,543 million as of June 30, 2019 (Ch$99,268 million as of December 31, 2018). The repurchase agreements have an average expiration of 11 days as of period-end 2019 (10 days in December 2018).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$9,892 million as of June 30, 2019 (Ch$11,397 million as of December 31, 2018), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

9.	Cash collateral on securities borrowed and reverse repurchase agreements:

(a)	Receivables for repurchase agreements: The Bank provides financing to its customers through repurchase agreements and security borrowings, in which the financial instrument serves as collateral. As of June 30, 2019 and December 31, 2018, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	—	742	—	—	—	—	—	—	—	—	—	—	—	742
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	742	—	—	—	—	—	—	—	—	—	—	—	742
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	367	—	—	—	—	—	—	—	—	—	—	—	367
Deposits in domestic banks	—	2,053	—	—	—	—	—	—	—	—	—	—		2,053
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	66,612	70,334	14,466	16,918	12,904	6,875	—	—	—	—	—	—	93,982	94,127
Subtotal	66,612	72,754	14,466	16,918	12,904	6,875	—	—	—	—	—	—	93,982	96,547
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	66,612	73,496	14,466	16,918	12,904	6,875	—	—	—	—	—	—	93,982	97,289

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of June 30, 2019, the fair value of the instruments received amounts to Ch$93,612 million (Ch$95,316 million as of December, 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

9.	Cash collateral on securities lent and repurchase agreements, continued:

(b)	Liabilities for repurchase contracts: The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate. As of June 30, 2019 and December 31, 2018, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	130,197	—	—	—	—	—	—	—	—	—	—	—	130,197
Central Bank promissory notes	25,452	—	—	—	—	—	—	—	—	—	—	—	25,452	—
Other instruments issued by the Chilean Government and Central Bank	47,923	—	—	—	—	—	—	—	—	—	—	—	47,923	—
Subtotal	73,375	130,197	—	—	—	—	—	—	—	—	—	—	73,375	130,197
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	—	162,167	—	1,448	—	5,210	—	—	—	—	—	—	—	168,825
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	185,906	4,798	693	—	1,146	—	—	—	—	—	—	—	187,745	4,798
Subtotal	185,906	166,965	693	1,448	1,146	5,210	—	—	—	—	—	—	187,745	173,623
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	259,281	297,162	693	1,448	1,146	5,210	—	—	—	—	—	—	261,120	303,820

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities loans as of June 30, 2019 amounts to Ch$259,532 million (Ch$298,708 million in December 2018). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

10.	Derivative Instruments and Accounting Hedges:

(a)	As of June 30, 2019 and December 31, 2018, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of June 30, 2019	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	9,659	—	—	9,659	—	2,838
Interest rate swap	—	—	10,329	10,790	3,394	71,776	96,289	46	6,179
Total derivatives held for hedging purposes	—	—	10,329	20,449	3,394	71,776	105,948	46	9,017

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	248,839	137,970	132,876	551,649	1,071,334	14,476	60,286
Total derivatives held as cash flow hedges	—	—	248,839	137,970	132,876	551,649	1,071,334	14,476	60,286

Trading derivatives
Currency forward	11,035,266	5,865,696	14,521,276	3,909,421	140,697	34,615	35,506,971	322,472	278,839
Interest rate swap	2,059,967	6,043,461	15,881,126	17,937,298	6,873,410	9,722,926	58,518,188	664,162	670,095
Interest rate swap and cross currency swap	286,254	487,684	3,279,522	5,238,796	3,252,845	4,089,393	16,634,494	432,344	551,297
Call currency options	14,257	57,466	89,820	9,213	—	—	170,756	1,907	948
Put currency options	12,763	52,503	81,135	7,177	—	—	153,578	357	2,139
Total trading derivatives	13,408,507	12,506,810	33,852,879	27,101,905	10,266,952	13,846,934	110,983,987	1,421,242	1,503,318

Total	13,408,507	12,506,810	34,112,047	27,260,324	10,403,222	14,470,359	112,161,269	1,435,764	1,572,621

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
As of December 31, 2018	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	—	11,132	—	11,132	—	3,012
Interest rate swap	—	—	10,555	—	16,078	200,321	226,954	1,116	3,152
Total derivatives held for hedging purposes	—	—	10,555	—	27,210	200,321	238,086	1,116	6,164

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818
Total derivatives held as cash flow hedges	—	142,045	213,518	136,852	163,027	482,015	1,137,457	34,298	31,818

Trading derivatives
Currency forward	8,414,296	9,941,108	13,350,051	3,843,703	92,395	35,374	35,676,927	735,444	631,047
Interest rate swap	3,977,068	9,065,335	25,723,239	17,216,272	7,219,269	9,129,644	72,330,827	287,611	284,840
Interest rate swap and cross currency swap	227,185	369,509	1,983,836	4,366,801	3,339,946	3,695,613	13,982,890	450,519	570,033
Call currency options	16,988	71,243	131,175	9,769	—	—	229,175	4,839	2,921
Put currency options	16,141	62,809	103,834	9,769	—	—	192,553	120	1,534
Total trading derivatives	12,651,678	19,510,004	41,292,135	25,446,314	10,651,610	12,860,631	122,412,372	1,478,533	1,490,375

Total	12,651,678	19,652,049	41,516,208	25,583,166	10,841,847	13,542,967	123,787,915	1,513,947	1,528,357

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of June 30, 2019 and December 31, 2018:

	June	December
	2019	2018
	MCh$	MCh$
Hedge element
Commercial loans	9,659	11,132
Corporate bonds	96,289	226,954

Hedge instrument
Cross currency swap	9,659	11,132
Interest rate swap	96,289	226,954

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens and Euros. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	—	—	(1,300)	(1,338)	(2,600)	(2,675)	(2,600)	(2,675)	(83,959)	(87,097)	(90,459)	(93,785)
Corporate Bond HKD	—	—	(4,423)	—	(59,100)	(66,378)	(21,186)	(21,601)	(80,059)	(83,608)	(258,216)	(263,206)	(422,984)	(434,793)
Corporate Bond CHF	—	—	—	(89,256)	(124,290)	(125,993)	(1,431)	(1,450)	(81,437)	(82,552)	(104,617)	(106,050)	(311,775)	(405,301)
Corporate Bond USD	—	—	—	—	(1,444)	(1,476)	(2,889)	(2,952)	(2,889)	(2,952)	(40,436)	(42,060)	(47,658)	(49,440)
Obligation USD	(193)	(870)	(87)	(86)	(48,178)	(49,401)	(102,970)	(105,622)	—	—	—	—	(151,428)	(155,979)
Corporate Bond JPY	—	—	(86)	(49,362)	(33,176)	(1,072)	(34,708)	(33,487)	(2,543)	(32,882)	(143,998)	(71,830)	(214,511)	(188,633)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	—	—	1,300	1,338	2,600	2,675	2,600	2,675	83,959	87,097	90,459	93,785
Cross Currency Swap HKD	—	—	4,423	—	59,100	66,378	21,186	21,601	80,059	83,608	258,216	263,206	422,984	434,793
Cross Currency Swap CHF	—	—	—	89,256	124,290	125,993	1,431	1,450	81,437	82,552	104,617	106,050	311,775	405,301
Cross Currency Swap USD	—	—	—	—	1,444	1,476	2,889	2,952	2,889	2,952	40,436	42,060	47,658	49,440
Cross Currency Swap USD	193	870	87	86	48,178	49,401	102,970	105,622	—	—	—	—	151,428	155,979
Cross Currency Swap JPY	—	—	86	49,362	33,176	1,072	34,708	33,487	2,543	32,882	143,998	71,830	214,511	188,633

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	—	—	3,724	144,458	268,092	237,340	176,305	173,263	165,463	195,590	627,781	542,523	1,241,365	1,293,174

Hedge instrument
Outflows:
Cross Currency Swap HKD	—	—	(3,349)	—	(56,402)	(59,667)	(17,031)	(16,835)	(67,455)	(68,362)	(236,143)	(233,286)	(380,380)	(378,150)
Cross Currency Swap JPY	—	—	(375)	(50,247)	(36,704)	(2,740)	(39,361)	(37,432)	(5,491)	(35,213)	(160,677)	(78,611)	(242,608)	(204,243)
Cross Currency Swap USD	—	—	—	—	(48,117)	(47,797)	(108,679)	(107,893)	(1,261)	(1,243)	(37,024)	(36,888)	(195,081)	(193,821)
Cross Currency Swap CHF	—	—	—	(94,211)	(125,033)	(125,325)	(7,571)	(7,482)	(87,599)	(87,164)	(108,561)	(108,488)	(328,764)	(422,670)
Cross Currency Swap EUR	—	—	—	—	(1,836)	(1,811)	(3,663)	(3,621)	(3,657)	(3,608)	(85,376)	(85,250)	(94,532)	(94,290)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2019 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$25,344 million (charge to equity of Ch$30,342 million in June 30, 2018). The net effect of taxes charge to equity amounts to Ch$18,501 million (net charge to equity of Ch$22,150 million credit to equity during the period June 2018).

The accumulated balance for this concept as of June 30, 2019 corresponds to a charge in equity amounted to Ch$68,838 million (charge to equity of Ch$43,494 million as of December 31, 2018).

(c.4)	The net effect in income of derivatives cash flow hedges amount to Ch$36,663 million charge to income during the period 2019 (Ch$36,730 million credit to income during the period June 2018).

(c.5)	As of June 30, 2019 and 2018, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of June 30, 2019 and 2018, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

11.	Loans and advances to Banks:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	June	December
	2019	2018
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	105,015	100,023
Provisions for loans to domestic banks	(93)	(83)
Subtotal	104,922	99,940
Foreign Banks
Interbank loans commercial	290,304	239,797
Credits with third countries	52,197	41,872
Chilean exports trade loans	85,114	12,873
Provisions for loans to foreign banks	(774)	(1,006)
Subtotal	426,841	293,536
Central Bank of Chile
Non-available Central Bank deposits	660,083	1,100,306
Other Central Bank credits	—	525
Subtotal	660,083	1,100,831
Total	1,191,846	1,494,307

(b)	The changes in provisions of the credits owed by the banks, during the periods 2019 and 2018, are summarized as follows:

	Bank’s Location
	Chile	Abroad	Total
Detail	MCh$	MCh$	MCh$

Balance as of January 1, 2018	43	540	583
Provisions established	11	572	583
Provisions released	—	—	—
Balance as of June 30, 2018	54	1,112	1,166
Provisions established	29	—	29
Provisions released	—	(106)	(106)
Balance as of December 31, 2018	83	1,006	1,089
Provisions established	10	—	10
Provisions released	—	(232)	(232)
Balance as of June 30, 2019	93	774	867

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of June 30, 2019 and December 31, 2018, the portfolio of loans is composed as follows:

	As of June 30, 2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,257,006	47,223	318,628	11,622,857	(105,099)	(105,902)	(211,001)	11,411,856
Foreign trade loans	1,502,375	9,165	12,003	1,523,543	(36,635)	(2,817)	(39,452)	1,484,091
Current account debtors	278,939	3,421	3,505	285,865	(3,471)	(9,267)	(12,738)	273,127
Factoring transactions	630,956	4,819	1,806	637,581	(10,310)	(1,209)	(11,519)	626,062
Student loans	53,574	—	1,398	54,972	—	(1,371)	(1,371)	53,601
Commercial lease transactions (1)	1,579,827	14,167	27,899	1,621,893	(6,065)	(4,039)	(10,104)	1,611,789
Other loans and accounts receivable	81,998	322	10,096	92,416	(2,515)	(6,959)	(9,474)	82,942
Subtotal	15,384,675	79,117	375,335	15,839,127	(164,095)	(131,564)	(295,659)	15,543,468
Mortgage loans
Letters of credit	16,852	—	1,214	18,066	—	(15)	(15)	18,051
Endorsable mortgage loans	36,225	—	1,211	37,436	—	(27)	(27)	37,409
Other residential lending	8,310,672	—	162,693	8,473,365	—	(25,707)	(25,707)	8,447,658
Credit from ANAP	5	—	—	5	—	—	—	5
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,872	—	230	10,102	—	(263)	(263)	9,839
Subtotal	8,373,626	—	165,348	8,538,974	—	(26,012)	(26,012)	8,512,962
Consumer loans
Consumer loans in installments	2,745,004	—	242,641	2,987,645	—	(242,751)	(242,751)	2,744,894
Current account debtors	297,698	—	1,972	299,670	—	(14,860)	(14,860)	284,810
Credit card debtors	1,148,054	—	19,576	1,167,630	—	(48,490)	(48,490)	1,119,140
Consumer lease transactions (1)	8	—	—	8	—	—	—	8
Other loans and accounts receivable	11	—	744	755	—	(437)	(437)	318
Subtotal	4,190,775	—	264,933	4,455,708	—	(306,538)	(306,538)	4,149,170
Total	27,949,076	79,117	805,616	28,833,809	(164,095)	(464,114)	(628,209)	28,205,600

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of June 30, 2019 Ch$765,050 million correspond to finance leases for real estate and Ch$856,851 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2018
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,135,653	56,275	298,916	11,490,844	(104,382)	(100,310)	(204,692)	11,286,152
Foreign trade loans	1,290,718	7,619	14,012	1,312,349	(36,984)	(3,449)	(40,433)	1,271,916
Current account debtors	215,228	3,500	3,443	222,171	(3,723)	(9,067)	(12,790)	209,381
Factoring transactions	694,367	3,847	2,517	700,731	(11,289)	(1,901)	(13,190)	687,541
Student loans	50,230	—	1,667	51,897	—	(1,502)	(1,502)	50,395
Commercial lease transactions (1)	1,524,226	23,270	24,092	1,571,588	(5,283)	(3,947)	(9,230)	1,562,358
Other loans and accounts receivable	72,163	382	8,367	80,912	(1,543)	(6,579)	(8,122)	72,790
Subtotal	14,982,585	94,893	353,014	15,430,492	(163,204)	(126,755)	(289,959)	15,140,533
Mortgage loans
Letters of credit	19,820	—	1,552	21,372	—	(5)	(5)	21,367
Endorsable mortgage loans	40,790	—	1,474	42,264	—	(29)	(29)	42,235
Other residential lending	7,816,433	—	157,416	7,973,849	—	(26,245)	(26,245)	7,947,604
Credit from ANAP	6	—	—	6	—	—	—	6
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	9,949	—	268	10,217	—	(167)	(167)	10,050
Subtotal	7,886,998	—	160,710	8,047,708	—	(26,446)	(26,446)	8,021,262
Consumer loans
Consumer loans in installments	2,711,285	—	246,207	2,957,492	—	(231,753)	(231,753)	2,725,739
Current account debtors	310,344	—	2,401	312,745	—	(13,870)	(13,870)	298,875
Credit card debtors	1,145,106	—	19,958	1,165,064	—	(44,579)	(44,579)	1,120,485
Consumer lease transactions (1)	9	—	—	9	—	—	—	9
Other loans and accounts receivable	8	—	804	812	—	(492)	(492)	320
Subtotal	4,166,752	—	269,370	4,436,122	—	(290,694)	(290,694)	4,145,428
Total	27,036,335	94,893	783,094	27,914,322	(163,204)	(443,895)	(607,099)	27,307,223

(1)	In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements. As of December 31, 2018 Ch$758,772 million correspond to finance leases for real estate and Ch$812,825 million correspond to finance leases for movable assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of June 30, 2019 and December 31, 2018, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	15,461,242	15,075,493	377,885	354,999	15,839,127	15,430,492	(164,095)	(163,204)	(131,564)	(126,755)	(295,659)	(289,959)	15,543,468	15,140,533
Mortgage loans	8,373,626	7,886,998	165,348	160,710	8,538,974	8,047,708	—	—	(26,012)	(26,446)	(26,012)	(26,446)	8,512,962	8,021,262
Consumer loans	4,190,775	4,166,752	264,933	269,370	4,455,708	4,436,122	—	—	(306,538)	(290,694)	(306,538)	(290,694)	4,149,170	4,145,428
Total	28,025,643	27,129,243	808,166	785,079	28,833,809	27,914,322	(164,095)	(163,204)	(464,114)	(443,895)	(628,209)	(607,099)	28,205,600	27,307,223

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the periods 2019 and 2018, are summarized as follows:

	Commercial		Mortgage	Consumer
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2017	176,178	107,297	31,764	242,943	558,182
Charge-offs	(4,715)	(24,943)	(3,156)	(112,473)	(145,287)
Sales or transfers of credits	—	—	—	—	—
Allowances established	573	29,679	—	117,320	147,572
Allowances released	—	—	(408)	—	(408)
Balance as of June 30, 2018	172,036	112,033	28,200	247,790	560,059
Charge-offs	(1,035)	(21,726)	(3,837)	(121,038)	(147,636)
Sales or transfers of credits	(2,144)	—	—	—	(2,144)
Allowances established	—	36,448	2,083	163,942	202,473
Allowances released	(5,653)	—	—	—	(5,653)
Balance as of December 31, 2018	163,204	126,755	26,446	290,694	607,099
Charge-offs	(4,738)	(22,505)	(4,248)	(123,892)	(155,383)
Sales or transfers of credits	(2,549)	—	—	—	(2,549)
Allowances established	8,178	27,314	3,814	139,736	179,042
Allowances released	—	—	—	—	—
Balance as of June 30, 2019	164,095	131,564	26,012	306,538	628,209

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (Note No. 24).

Other disclosures:

1.	As of June 30, 2019 and December 2018, the Bank and its subsidiaries have made purchases and sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 (d) and (e).

2.	As of June 30, 2019 and December 2018, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	547,846	519,186	(61,925)	(60,216)	485,921	458,970
From 1 to 2 years	394,162	383,164	(44,580)	(44,066)	349,582	339,098
From 2 to 3 years	260,832	255,997	(28,858)	(28,740)	231,974	227,257
From 3 to 4 years	168,353	162,310	(19,345)	(19,471)	149,008	142,839
From 4 to 5 years	108,981	108,453	(13,702)	(13,992)	95,279	94,461
After 5 years	333,248	336,705	(31,994)	(33,666)	301,254	303,039
Total	1,813,422	1,765,815	(200,404)	(200,151)	1,613,018	1,565,664

(*)	The net balance receivable does not include past-due portfolio totaling Ch$8,883 million as of June 30, 2019 (Ch$5,933 million as of December 2018).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(d)	Purchase of loan portfolio:

During the period ended June 30, 2019 the Bank has not acquired portfolio loans.

During the year 2018, the Bank acquired portfolio loans, whose nominal value amounted to Ch$36,919 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

12.	Loans to Customers, continued:

(e)	Sale or transfer of loans from the loan portfolio:

During the periods 2019 and 2018 there have been operations of sale or transfer of of the loan portfolio according to the following:

	As of June 30, 2019
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	12,420	(2,549)	12,420	2,549
Sale of written – off loans	—	—	—	—
Total	12,420	(2,549)	12,420	2,549

As of June 30, 2018
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	—	—	—	—
Sale of written – off loans	—	—	—	—
Total	—	—	—	—

(f)	Securitization of own assets:

During the period 2019 and the year 2018, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

13.	Investment Securities:

As of June 30, 2019 and December 31, 2018, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2019			December 2018
	Available- for-sale	Held-to- maturity	Total	Available- for-sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	87,702	—	87,702	135,145	—	135,145
Promissory notes issued by the Central Bank of Chile	16,226	—	16,226	—	—	—
Other instruments of the Chilean Government and the Central Bank of Chile	22,722	—	22,722	29,077	—	29,077

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	99,965	—	99,965	92,491	—	92,491
Bonds from domestic banks	6,749	—	6,749	5,351	—	5,351
Deposits from domestic banks	907,974	—	907,974	559,108	—	559,108
Bonds from other Chilean companies	1,653	—	1,653	6,599	—	6,599
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	82,066	—	82,066	107,125	—	107,125

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	18,120	—	18,120	108,544	—	108,544

Total	1,243,177	—	1,243,177	1,043,440	—	1,043,440

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

13.	Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with repurchase agreements sold to clients and financial institutions, totaling Ch$6,965 million as of December 2018. The repurchase agreements have an average maturity of 3 days as of December 2018. As of June 30, 2019, there is no amount for this concept.

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of June 30, 2019, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$7,741 million (accumulated unrealized losses of Ch$9,936 million in December 2018), recorded as an equity valuation adjustment.

During the period 2019 and 2018, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2019 and 2018 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	June	June
	2019	2018
	MCh$	MCh$

Unrealized (losses) gains	20,751	(4,938)
Realized losses (gains) reclassified to income	(3,074)	(1,244)
Subtotal	17,677	(6,182)
Income tax on other comprehensive income	(4,778)	1,667
Net effect in equity	12,899	(4,515)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$47,694, million as of June 30, 2019 (Ch$44,561 million as of December 31, 2018), as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		June	December	June	December	June	December	June	June
		2019	2018	2019	2018	2019	2018	2019	2018
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	79,125	69,358	20,697	18,468	2,228	1,985
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	19,033	16,805	4,912	4,557	355	657
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	18,695	17,978	3,739	3,680	143	118
Redbanc S.A.	Banco de Chile	38.13	38.13	8,924	8,356	3,403	3,219	184	262
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	6,148	5,592	2,049	1,894	159	118
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,201	11,952	1,505	1,474	26	40
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	4,511	4,161	1,209	1,129	78	96
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,314	6,106	947	944	17	32
Subtotal Associates				154,951	140,308	38,461	35,365	3,190	3,308

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	11,826	11,398	5,913	5,699	214	298
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,026	2,025	1,013	1,188	251	210
Subtotal Joint Ventures				13,852	13,423	6,926	6,887	465	508

Subtotal				168,803	153,731	45,387	42,252	3,655	3,816

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	277	305
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	31	27
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	9	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					87	89	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	—
Subtotal						2,307	2,309	318	332
Total						47,694	44,561	3,973	4,148

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of June2019 and 2018, are as follows:

	June	June
	2019	2018
	MCh$	MCh$

Initial book value	42,252	35,771
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	3,655	3,816
Dividends receivable	—	—
Dividends Minimum	—	136
Dividends received	(553)	(411)
Others	33	3
Total	45,387	39,315

(c)	During the period ended as of June 30, 2019 and December 31, 2018 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

15.	Intangible Assets:

(a)	As of June 30, 2019 and December 31, 2018 intangible assets are detailed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	152,819	144,942	(98,396)	(92,881)	54,423	52,061
Total					152,819	144,942	(98,396)	(92,881)	54,423	52,061

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of June 30, 2019 and December 31, 2018 are as follows:

June 2019
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2019	144,942
Acquisition	8,469
Disposals/ write-downs	(316)
Reclassification	(276)
Total	152,819

Accumulated Amortization
Balance as of January 1, 2019	(92,881)
Amortization for the period (*)	(6,093)
Disposals/ write-downs	316
Reclassification	262
Total	(98,396)

Balance as of June 30, 2019	54,423

December 2018
Software or computer programs
MCh$
Gross Balance
Balance as of January 1, 2018	122,454
Acquisition	23,512
Disposals/ write-downs	(1,024)
Total	144,942

Accumulated Amortization
Balance as of January 1, 2018	(83,409)
Amortization for the year	(10,496)
Disposals/ write-downs	1,024
Total	(92,881)

Balance as of December 31, 2018	52,061

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of June 30, 2019 and December 31, 2018, the Bank maintains the following amounts with technological developments:

	Commitment Amount
	June	December
	2019	2018
Detail	MCh$	MCh$

Software and licenses	5,828	11,806

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of June 30, 2019 and December 31, 2018 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	21	21	320,825	320,585	(153,416)	(150,099)	167,409	170,486
Equipment	5	5	4	3	197,793	183,220	(156,209)	(148,455)	41,584	34,765
Others	7	7	4	4	53,947	53,500	(44,415)	(42,879)	9,532	10,621
Total					572,565	557,305	(354,040)	(341,433)	218,525	215,872

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of June 30, 2019 and December 31, 2018 are as follows:

	June 2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(2,555)	(37)	—	(2,592)
Additions	2,795	15,218	608	18,621
Disposals/write-downs/Sales	—	(608)	(154)	(762)
Impairment losses (*) (***)	—	—	(7)	(7)
Total	320,825	197,793	53,947	572,565

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	1,108	37	—	1,145
Depreciation charges of the period (*) (**)	(4,425)	(8,382)	(1,694)	(14,501)
Sales and disposals of the period	—	591	158	749
Total	(153,416)	(156,209)	(44,415)	(354,040)

Balance as of June 30, 2019	167,409	41,584	9,532	218,525

	December 2018
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2018	311,428	184,369	52,552	548,349
Reclassification	—	—	—	—
Additions	12,589	12,702	2,774	28,065
Disposals/write-downs/Sales	(3,145)	(13,845)	(1,785)	(18,775)
Impairment losses	(287)	(6)	(41)	(334)
Total	320,585	183,220	53,500	557,305

Accumulated Depreciation
Balance as of January 1, 2018	(142,768)	(148,006)	(41,316)	(332,090)
Depreciation charges of the year (**)	(9,193)	(14,291)	(3,333)	(26,817)
Sales and disposals of the year	1,862	13,842	1,770	17,474
Total	(150,099)	(148,455)	(42,879)	(341,433)

Balance as of December 31, 2018	170,486	34,765	10,621	215,872

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$180 million (Ch$368 million as of December 31, 2018).

(***)	This amount does not include charge-offs provision of Property and Equipment of Ch$815 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of June 30, 2019, is as follows:

	Gross Balance	Accumulated Depreciation	Net Balance
	June	June	June
	2019	2019	2019
Categories	MCh$	MCh$	MCh$

Buildings	127,106	(9,164)	117,942
ATMs	41,438	(4,550)	36,888
Improvements to leased properties	3,035	(1,194)	1,841
Total	171,579	(14,908)	156,671

(d)	The changes of the rights over leased assets as of June 30, 2019, is as follows

	June 2019
	Buildings	ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,609	27,920	—	144,529
Reclassification	—	—	3,071	3,071
Additions	10,381	13,518	181	24,080
Write-downs	—	—	(217)	(217)
Others	116	—	—	116
Total	127,106	41,438	3,035	171,579

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(1,234)	(1,234)
Depreciation of the period (*)	(9,164)	(4,550)	(177)	(13,891)
Write-downs	—	—	217	217
Total	(9,164)	(4,550)	(1,194)	(14,908)

Balance as of June 30, 2019	117,942	36,888	1,841	156,671

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

16.	Fixed assets, leased assets and lease liabilities, continued:

(e)	The following are the future maturities of the lease liabilities as of June 30, 2019:

	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Lease associated with:
Buildings	1,700	3,432	15,313	39,550	26,553	42,094	128,642
ATMs	798	1,596	7,182	18,129	9,622	1,179	38,506
Total	2,498	5,028	22,495	57,679	36,175	43,273	167,148

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the period of obligations under capitalized leases and period flows are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2019	144,529
Liabilities for new lease agreements	22,238
Interest expenses	1,192
Payments of capital and interests	(14,332)
Others	1,746
Balances as of June 30, 2019	155,373

(f)	The future cash flows related to short-term lease agreements in effect as of June 30, 2019 correspond to Ch$10,017 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of June 30, 2019 and December 31, 2018, according to the following detail:

	June	December
	2019	2018
	MCh$	MCh$

Income tax	141,523	150,798
Less:
Monthly prepaid taxes	(66,107)	(126,917)
Credit for training expenses	(633)	(2,224)
Others	(782)	(1,410)
Total	74,001	20,247

Tax rate	27.0%	27.0%

	June	December
	2019	2018
	MCh$	MCh$

Current tax assets	388	677
Current tax liabilities	(74,389)	(20,924)
Total tax payable	(74,001)	(20,247)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and June 30, 2019 and 2018, broken down as follows:

	June	June
	2019	2018
	MCh$	MCh$
Income tax expense:
Current year tax	148,366	50,189
Tax Previous year	(16,347)	2,574
Subtotal	132,019	52,763
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	(46,728)	8,711
Subtotal	(46,728)	8,711
Others	(1,707)	(942)
Net charge to income for income taxes	83,584	60,532

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2019 and 2018:

	June		June
	2019		2018
	Tax rate %	MCh$	Tax rate %	MCh$

Income tax calculated on net income before tax	27.00	101,857	27.00	98,751
Additions or deductions	(0.80)	(3,025)	(0.58)	(2,111)
Subordinated debt (*)	—	—	(5.60)	(20,500)
Price-level restatement	(4.03)	(15,202)	(4.38)	(16,031)
Other	(0.01)	(46)	0.11	423
Effective rate and income tax expense	22.16	83,584	16.55	60,532

(*)	The tax expense related to the subordinated debt held by SAOS S.A, it ended during the current fiscal year 2018, as a result of the generation of sufficient resources to pay off the total debt.

The effective rate for income tax for the period 2019 is 22.16% (16.55% in June 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December 31,	Effect on		Balances as of June 30,
	2018	Income	Equity	2019
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	206,197	6,963	—	213,160
Personnel provisions	12,994	(3,063)	—	9,931
Staff vacations	7,241	17	—	7,258
Accrued interests adjustments from impaired loans	3,232	388	—	3,620
Staff severance indemnities provision	600	(29)	50	621
Provision of credit cards expenses	9,813	(1,369)	—	8,444
Provision of accrued expenses	13,155	4,856	—	18,011
Adjustment for valuation of financial assets available-for-sale	2,695	—	(2,695)	—
Leasing	42,988	908	—	43,896
Incomes received in advance	—	40,246		40,246
Other adjustments	12,392	2,336	—	14,728
Total Debit Differences	311,307	51,253	(2,645)	359,915

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,990	1,312	—	16,302
Adjustment for valuation of financial assets available-for-sale	—	—	2,083	2,083
Transitory assets	4,359	2,679	—	7,038
Loans accrued to effective rate	1,569	(58)	—	1,511
Advance payment of lump-sum under union contracts	6,699	(1,796)	—	4,903
Other adjustments	5,768	2,388	—	8,156
Total Credit Differences	33,385	4,525	2,083	39,993

Deferred, Net	277,922	46,728	(4,728)	319,922

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of June 30, 2018 and December 31, 2018, are as follows:

	Balance as of December 31,	Effect on		Balance as of June 30,	Effect on		Balance as of December 31,
	2017	Income	Equity	2018	Income	Equity	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	195,192	(948)	—	194,244	11,953	—	206,197
Personnel provisions	12,238	(3,240)	—	8,998	3,996	—	12,994
Staff vacations	6,908	(32)	—	6,876	365	—	7,241
Accrued interest adjustments from impaired loans	3,414	(49)	—	3,365	(133)	—	3,232
Staff severance indemnities provision	573	(8)	—	565	—	35	600
Provisions of credit card expenses	8,955	576	—	9,531	282	—	9,813
Provisions of accrued expenses	16,358	1,153	—	17,511	(4,356)	—	13,155
Adjustment for valuation financial assets available-for-sale	—	—	1,168	1,168	—	1,527	2,695
Leasing	32,549	3,158	—	35,707	7,281	—	42,988
Other adjustments	17,372	1,407	—	18,779	(6,387)	—	12,392
Total debit differences	293,559	2,017	1,168	296,744	13,001	1,562	311,307

Credit differences:
Depreciation of property and equipment and investment properties	14,281	242	—	14,523	467	—	14,990
Adjustment for valuation financial assets available-for-sale	499	—	(499)	—	—	—	—
Transitory assets	4,331	1,937	—	6,268	(1,909)	—	4,359
Loans accrued to effective rate	1,608	(92)	—	1,516	53	—	1,569
Advance payment of lump-sum under union contracts	—	—	—	—	6,173	526	6,699
Other adjustments	5,440	8,641	—	14,081	(8,313)	—	5,768
Total credit differences	26,159	10,728	(499)	36,388	(3,529)	526	33,385

Total Assets (Liabilities) net	267,400	(8,711)	1,667	260,356	16,530	1,036	277,922

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Assets held for leasing (*)	94,861	101,848

Assets received or awarded as payment (**)
Assets awarded at judicial sale	12,635	14,171
Assets received in lieu of payment	2,459	3,623
Provision for assets received in lieu of payment or awarded	(247)	(806)
Subtotal	14,847	16,988

Other Assets
Deposits by derivatives margin	247,221	336,548
Prepaid expenses	42,754	37,394
Other accounts and notes receivable	42,333	29,080
Recoverable income taxes	32,912	44,665
Trading and brokerage (***)	17,316	28,478
Investment properties	13,368	13,938
Commissions receivable	11,971	12,155
Servipag available funds	11,731	13,991
VAT receivable	11,526	15,021
Pending transactions	2,700	2,070
Accounts receivable for sale of assets received in lieu of payment	2,182	4,816
Rental guarantees	1,931	1,895
Assets recovered from leasing for sale	1,029	1,064
Materials and supplies	792	745
Others	12,868	12,684
Subtotal	452,634	554,544
Total	562,342	673,380

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0584% (0.0877% as of December 31, 2018) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written off.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the three-month period ended as of June 30, 2019 and 2018 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2018	818
Provisions used	(1,282)
Provisions established	1,488
Balance as of June 30, 2018	1,024
Provisions used	(1,499)
Provisions established	1,281
Balance as of December 31, 2018	806
Provisions used	(1,143)
Provisions established	584
Balance as of June 30, 2019	247

19.	Current accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Current accounts	7,601,790	7,725,465
Other demand deposits	1,277,860	1,143,414
Other deposits and sight accounts	721,138	715,609
Total	9,600,788	9,584,488

20.	Savings accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Time deposits	10,497,181	10,343,922
Term savings accounts	233,843	224,303
Other term balances payable	67,885	87,949
Total	10,798,909	10,656,174

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

21.	Borrowings from Financial Institutions:

(a)	At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Domestic banks
Banco do Brasil	6,901	7,001
Banco Security	—	374
Subtotal domestic banks	6,901	7,375

Foreign banks
Foreign trade financing
Citibank N.A.	244,520	212,329
Bank of America	226,431	210,279
Sumitomo Mitsui Banking	213,504	196,571
Bank of New York Mellon	169,860	152,828
Wells Fargo Bank	138,681	225,087
Toronto Dominion Bank	102,878	84,056
The Bank of Nova Scotia	87,078	122,080
Standard Chartered Bank	67,196	296
Mizuho Bank Ltd.	62,274	63,651
Zuercher Kantonalbank	54,428	55,621
JP Morgan Chase Bank	40,817	62,557
Banco Latinoamericano (Bladex)	33,953	—
DZ Bank AG	22,730	—
Commerzbank AG	2,583	1,084
Industrial and Commercial Bank of China	1,386	—
Others	510	24
Borrowings and other obligations
Wells Fargo Bank	102,423	104,637
Citibank N.A.	16,752	15,940
Bank of America	1,634	486
Deutsche Bank AG	30	161
Standard Chartered Bank	—	1,612
Others	86	85
Subtotal foreign banks	1,589,754	1,509,384

Chilean Central Bank	—	—

Total	1,596,655	1,516,759

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Mortgage bonds	13,668	16,368
Bonds	7,171,494	6,772,990
Subordinated bonds	678,645	686,194
Total	7,863,807	7,475,552

During the period ended as of June 30, 2019, Banco de Chile issued bonds by an amount of Ch$867,072 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$371,576 million and Ch$495,496 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
Subtotal UF		308,535

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
Subtotal Others currency		63,041
Total as of June 30, 2019		371,576

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

22.	Debt Issued, continued:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Total as of June 30, 2019		495,496

During the period ended June 30, 2019, there were no subordinated bonds, issued.

During the year ended as of December 31, 2018, Banco de Chile issued bonds by an amount of Ch$2,157,587 million, from which corresponds to Current Bonds and Short-Term Bonds by an amount of Ch$1,216,867 million and Ch$940,720 million respectively, according to the following details:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEA0617	UF	106,001	6	1.60	03/01/2018	03/01/2024
BCHIBN1015	UF	114,212	12	2.90	24/01/2018	24/01/2030
BCHIEF1117	UF	79,612	8	1.80	09/02/2018	09/02/2026
BCHIEP0717	UF	104,550	11	2.00	13/02/2018	13/02/2029
BCHIBT1215	UF	57,936	14	3.00	13/03/2018	13/03/2032
BCHIBW1215	UF	59,081	14	2.20	14/08/2018	14/08/2032
BCHIDY0917	UF	55,619	5	1.24	16/08/2018	16/08/2023
BCHIEN1117	UF	109,543	10	2.08	25/09/2018	25/09/2028
BCHIDX0817	UF	109,311	5	1.70	22/10/2018	22/10/2023
BCHIDY0917	UF	12,025	5	1.74	22/10/2018	22/10/2023
BCHIDY0917	UF	15,299	5	1.75	22/10/2018	22/10/2023
BCHIBY1215	UF	59,374	15	2.29	24/10/2018	24/10/2033
BCHIBX0815	UF	58,998	15	2.29	24/10/2018	24/10/2033
BCHIBZ0815	UF	59,987	15	2.23	07/12/2018	07/12/2033
BCHIEJ0717	UF	82,878	9	1.99	12/12/2018	12/12/2027
Subtotal UF		1,084,426

BCHIDH0916	CLP	20,370	4	3.80	11/06/2018	11/06/2022
BONO USD	USD	32,842	10	4.26	28/09/2018	28/09/2028
BONO CHF	CHF	79,229	5	0.57	26/10/2018	26/10/2023
Subtotal others currency		132,441
Total as of December 31, 2018		1,216,867

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

22.	Debt Issued, continued:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Wells Fargo Bank	USD	2,998	1.85	06/02/2018	08/05/2018
Wells Fargo Bank	USD	2,998	1.93	06/02/2018	08/06/2018
Wells Fargo Bank	USD	2,998	1.98	06/02/2018	09/07/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	06/08/2018
Wells Fargo Bank	USD	2,998	2.05	06/02/2018	08/08/2018
Wells Fargo Bank	USD	29,716	2.25	28/02/2018	28/06/2018
Wells Fargo Bank	USD	1,723	2.40	28/02/2018	29/08/2018
Citibank N.A.	USD	6,894	2.60	28/02/2018	25/02/2019
Wells Fargo Bank	USD	13,780	2.30	02/03/2018	02/07/2018
Wells Fargo Bank	USD	4,489	2.30	05/03/2018	06/07/2018
Citibank N.A.	USD	18,080	2.22	07/03/2018	05/06/2018
Wells Fargo Bank	USD	1,747	2.25	13/03/2018	11/06/2018
Wells Fargo Bank	USD	3,006	2.45	14/03/2018	11/09/2018
Wells Fargo Bank	USD	606	2.60	15/03/2018	14/12/2018
Wells Fargo Bank	USD	605	2.60	29/03/2018	28/09/2018
Wells Fargo Bank	USD	60,343	2.60	05/04/2018	04/09/2018
Wells Fargo Bank	USD	30,254	2.50	06/04/2018	01/08/2018
Wells Fargo Bank	USD	1,743	2.40	10/04/2018	09/08/2018
Wells Fargo Bank	USD	8,918	2.75	13/04/2018	12/04/2019
Wells Fargo Bank	USD	8,946	2.75	17/04/2018	16/04/2019
Citibank N.A.	USD	19,046	2.36	08/05/2018	08/08/2018
Citibank N.A.	USD	31,665	2.38	09/05/2018	07/08/2018
Citibank N.A.	USD	1,873	2.37	10/05/2018	08/08/2018
Citibank N.A.	USD	12,250	2.36	14/05/2018	15/08/2018
Wells Fargo Bank	USD	18,968	2.70	11/06/2018	01/04/2019
Wells Fargo Bank	USD	28,973	2.42	13/06/2018	24/07/2018
Wells Fargo Bank	USD	15,991	2.45	19/06/2018	20/09/2018
Citibank N.A.	USD	12,778	2.41	20/06/2018	20/09/2018
Citibank N.A.	USD	31,944	2.45	20/06/2018	03/10/2018
Wells Fargo Bank	USD	3,194	2.65	20/06/2018	13/02/2019
Citibank N.A.	USD	3,885	2.50	22/06/2018	23/11/2018
Wells Fargo Bank	USD	19,495	2.20	28/06/2018	27/07/2018
Wells Fargo Bank	USD	4,875	2.30	03/07/2018	11/09/2018
Wells Fargo Bank	USD	29,556	2.30	06/07/2018	10/09/2018
Wells Fargo Bank	USD	62,079	2.45	17/07/2018	17/10/2018
Wells Fargo Bank	USD	32,729	2.45	24/07/2018	22/10/2018
Wells Fargo Bank	USD	19,283	2.45	27/07/2018	29/10/2018
Wells Fargo Bank	USD	31,919	2.50	30/07/2018	29/11/2018
Wells Fargo Bank	USD	16,039	2.52	01/08/2018	06/12/2018
Citibank N.A.	USD	25,787	2.50	02/08/2018	06/12/2018
Wells Fargo Bank	USD	10,859	2.47	07/08/2018	14/12/2018
Wells Fargo Bank	USD	3,238	2.46	09/08/2018	14/12/2018
Wells Fargo Bank	USD	17,070	2.53	31/08/2018	28/12/2018
Wells Fargo Bank	USD	6,929	2.58	04/09/2018	06/02/2019
Citibank N.A.	USD	34,646	2.57	04/09/2018	04/01/2019
Citibank N.A.	USD	4,902	2.24	07/09/2018	09/10/2018
Citibank N.A.	USD	34,525	2.25	07/09/2018	09/10/2018
Citibank N.A.	USD	1,742	2.23	10/09/2018	09/10/2018
Wells Fargo Bank	USD	3,484	2.65	10/09/2018	11/03/2019
Wells Fargo Bank	USD	6,026	2.45	11/09/2018	06/12/2018
Bank of America	USD	18,421	2.62	14/09/2018	01/03/2019
Wells Fargo Bank	USD	33,464	2.48	20/09/2018	20/12/2018
Wells Fargo Bank	USD	1,322	2.70	03/10/2018	05/04/2019
Wells Fargo Bank	USD	13,591	2.78	12/10/2018	25/04/2019
Wells Fargo Bank	USD	6,694	2.55	16/10/2018	16/01/2019
Citibank N.A.	USD	6,713	2.50	17/10/2018	04/01/2019
Citibank N.A.	USD	34,208	2.65	23/10/2018	22/01/2019
Citibank N.A.	USD	20,483	2.84	11/12/2018	11/03/2019
Wells Fargo Bank	USD	2,236	2.90	12/12/2018	12/04/2019
Wells Fargo Bank	USD	34,555	2.67	20/12/2018	19/02/2019
Wells Fargo Bank	USD	10,466	2.97	27/12/2018	02/05/2019
Wells Fargo Bank	USD	6,977	2.97	27/12/2018	29/04/2019
Total as of December 31, 2018		940,720

During the year ended December 31, 2018, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

22.	Debt Issued, continued:

During the period of June 30, 2019 and December 31, 2018, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Other Chilean obligations	150,329	95,912
Public sector obligations	20,955	22,102
Total	171,284	118,014

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Provisions for minimum dividends (*)	148,510	305,409
Provisions for personnel benefits and payroll expenses	76,496	92,579
Provisions for contingent loan risks	58,200	55,530
Provisions for contingencies:
Additional loan provisions	213,252	213,252
Country risk provisions	9,967	2,881
Other provisions for contingencies	503	468
Total	506,928	670,119

(*)	See Note No. 27 (c).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the periods 2019 and 2018:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2018	312,907	86,628	58,031	213,252	25,050	695,868
Provisions established	155,398	34,567	3,159	—	5,779	198,903
Provisions used	(312,907)	(50,394)	—	—	(21,269)	(384,570)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2018	155,398	70,801	61,190	213,252	9,560	510,201
Provisions established	150,011	38,379	—	—	—	188,390
Provisions used	—	(16,601)	—	—	1,922	(14,679)
Provisions released	—	—	(5,660)	—	(8,133)	(13,793)
Balances as of December 31, 2018	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	148,510	37,971	2,670	—	7,121	196,272
Provisions used	(305,409)	(54,054)	—	—	—	(359,463)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2019	148,510	76,496	58,200	213,252	10,470	506,928

(c)	Provisions for personnel benefits and payroll:

	June	December
	2019	2018
	MCh$	MCh$

Provisions for performance bonuses	26,180	47,797
Staff accrued vacation provision	26,916	26,855
Staff severance indemnities	7,694	7,754
Other personnel benefits provision	15,706	10,173
Total	76,496	92,579

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	June	June
	2019	2018
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,754	7,676
Increase (Decrease) in provision	127	299
Benefit paid	(373)	(141)
Effect of change in actuarial factors	186	—
Total	7,694	7,834

(ii)	Net benefits expenses:

	June	June
	2019	2018
	MCh$	MCh$

(Decrease) Increase in provisions	(125)	(42)
Interest cost of benefits obligations	252	341
Effect of change in actuarial factors	186	—
Net benefit expenses	313	299

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	June 30, 2019	December 31, 2018
	%	%

Discount rate	3.42	4.25
Salary increase rate	4.42	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the period ended June 30, 2019.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	June	June
	2019	2018
	MCh$	MCh$

Balances as of January 1	47,797	43,372
Net provisions established	15,900	18,751
Provisions used	(37,517)	(35,630)
Total	26,180	26,493

(f)	Changes in staff accrued vacation provision:

	June	June
	2019	2018
	MCh$	MCh$

Balances as of January 1	26,855	25,159
Net provisions established	3,411	3,279
Provisions used	(3,350)	(2,939)
Total	26,916	25,499

(g)	Employee benefits share-based provision:

As of June 30, 2019 and 2018, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of June 30, 2019 and December 31, 2018, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$58,200 million (Ch$55,530 million in December 2018). See Note No. 26 (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	June	December
	2019	2018
	MCh$	MCh$

Accounts and notes payable	232,282	176,826
Income received in advance (*)	150,681	5,743
Dividends payable	1,148	1,079

Other liabilities
VAT debit	44,342	13,719
Documents intermediated (**)	36,271	53,492
Cobranding	31,011	36,081
Securities unliquidated	16,551	106,071
Insurance payments	1,075	992
Outstanding transactions	686	616
Others	18,546	17,905
Total	532,593	412,524

(*)	In relation to the Strategic Alliance Framework Agreement disclosed in Note No. 5 c), on June 4, 2019, Banco Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income will be recognized over time, when the performance obligation is satisfied.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	June	December
	2019	2018
	MCh$	MCh$
Contingent loans
Guarantees and sureties	265,582	341,676
Confirmed foreign letters of credit	32,178	56,764
Issued letters of credit	378,593	388,396
Bank guarantees	2,288,495	2,232,682
Freely disposition credit lines	7,626,143	7,769,325
Other credit commitments	174,390	46,561

Transactions on behalf of third parties
Documents in collections	145,654	160,367
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	6,670	27,334
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	67,569	103,319
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	6,729,352	6,930,293
Securities held in safe custody in other entities	14,122,907	13,783,748
Total	31,837,533	31,840,465

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of June 30, 2019 the Bank maintain provisions for judicial contingencies amounting to Ch$239 million (Ch$204 million as of December 31, 2018) which are part of the item “Provisions” in the Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of June 30, 2019
	2019	2020	2021	2022	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	6	139	94	—	239

(b.2)	Contingencies for significant lawsuits in courts:

As of June 30, 2019 and December 31, 2018 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 2,988,700, maturing January 10, 2020 (UF 2,977,300, maturing on January 10, 2019 as of December 31, 2018). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 695,800.

As of June 30, 2019 and December 31, 2018 the Bank has not guaranteed mutual funds.

In compliance with the rules established by the Chilean Commission for the Financial Market (CMF) in letter f) of Circular No. 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investors. Such guarantee corresponds to a bank guarantee for UF 401,800, with maturity on January 10, 2020.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2020, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2019	2018
	MCh$	MCh$
Guarantees:
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	77,691	59,074
Electronic Chilean Securities Exchange, Stock Exchange	8,475	17,223

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	5,894	5,976
Shares delivered to guarantee equity lending, Electronic Chilean Securities Exchange, Stock Exchange	—	—
Total	92,060	82,273

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Southbridge Compañía de Seguros Generales S.A. that expires January 2, 2020, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it provided a bank guarantee corresponding to UF 10,500, with purposes to comply with the requirements of the SOMA contract (Contract for Service of System Open Market Operations) of the Chilean Central Bank. This bank guarantee is readjustable in UF to fixed term, non-endorsable and has a maturity date of July 22, 2019.

It also provided a bank guarantee No. 350329-3 in the amount of UF 251,400 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 10, 2020.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of June 30, 2019 the entity maintains two insurance policies with effect from April 15, 2019 to April 14, 2020 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	60,000
Civil liability policy	500

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

26.	Contingencies and Commitments, continued:

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2019	2018
	MCh$	MCh$

Freely disposition credit lines	29,923	29,255
Bank guarantees provision	22,691	22,806
Guarantees and sureties provision	2,743	2,891
Letters of credit provision	463	494
Other credit commitments	2,380	84
Total	58,200	55,530

(e)	On January 30, 2014, the SVS (now the CMF) brought administrative charges against Banchile Corredores de Bolsa S.A. for the alleged infringement of the second paragraph of Article 53 of Security Market Law in relation to certain specific transactions performed during the years 2009, 2010 and 2011 related to Sociedad Química y Minera de Chile S.A.’s shares (SQM). In relation with the preceding, the second paragraph of Article 53 of Security Market Law states that “…no person may engage in transactions or induce or attempt to induce the purchase or sale of securities, whether or not governed by this Act, by means of any misleading or deceptive act, practice, mechanism or artifice….”

On October 30, 2014, the SVS (now the Chilean Commission for the Financial Market) imposed a fine of UF 50,000 on Banchile Corredores de Bolsa S.A., for violation to the second paragraph of Article 53 of the Securities Market Law in relation to certain transaction of SQM-A’s shares intermediated by the Company in 2011.

Banchile Corredores de Bolsa S.A., filed a claim in the 11th Civil Court of Santiago against Exempt Resolution N°270 of October 30, 2014 of the SVS (now the Chilean Commission for the Financial Market), requesting the annulment of the fine. This claim was consolidated with the trial due No. 25,795-2014, of the 22nd Civil Court of Santiago. On December 10, 2018, the aforementioned Court summoned the parties to hear the sentence, which to date has not yet been dictated.

On January 16, 2019, Banchile Corredores de Bolsa S.A. filed before the Constitutional Court an appeal of inapplicability for unconstitutionality for the purpose of declaring that subsection 1 of article 29 of Decree Law No. 3,538, Organic Law of the Superintendency of Securities and Insurance, prior to its amendment by Law No. 21,000 of February 23, 2017, is inapplicable in this process for violating the rules of the Republic Political Constitution. On March 28, 2019, said Court declared admissible the requirement of inapplicability, suspending the proceedings before the 22nd Civil Court of Santiago.

According to the provisions policy of Banchile Corredores de Bolsa S.A., the company has not made provisions because in this judicial proceeding no judgment has yet been issued, as well as considering that the legal advisors estimate that there are solid grounds for dismissal.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of June 30, 2019, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2018), with no par value, subscribed and fully paid.

(ii)	Shares:

The following table shows the changes in share from December 31, 2017 to June 30, 2019:

Total
Ordinary Shares

Total shares as of December 31, 2017	99,444,132,192

Capitalization of earning – Issue fully paid-in shares	1,572,948,922

Total shares as of December 31, 2018	101,017,081,114

Total shares as June 30, 2019	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounts to Ch$356,311 million.

At the Bank Ordinary Shareholders’ Meeting held on March 22, 2018 it was approved the distribution and payment of dividend No. 206 of Ch$3.14655951692 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2017. The amount of the dividend paid in year 2018 amounts to Ch$374,079 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

27.	Equity, continued:

(c)	Provision for minimum dividends:

In 2019, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of 60% of the net distributable profit generated during the course of the year, being understood as net distributable profit as net income for the corresponding period minus the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between to the month prior to the current month and the month of November of the previous year. This, maintains the criteria adopted at the Extraordinary Shareholders’ Meeting held on March 25, 2010, which agreed the withholding of the equivalent to change in the CPI of the paid-in capital and reserves, which was materialized with a transitory article of the bylaws with effect until the payment of the subordinated obligation made on April 30, 2019.

As indicated above, the retained earnings for the year ended December 31, 2018 in March 2019 amounted to Ch$85,856 million (the retained earnings for the year ended December 31, 2017 in March 2018 amounted to Ch$54,501 million).

The amount of net distributable profit as of June 30, 2019 amounts to Ch$247,517 million (Ch$509,015 million as of December 31, 2018). In accordance with the foregoing, the Bank recorded a provision for minimum dividends under “Provisions” as of June 30 for an amount of Ch$148,510 million (Ch$305,409 million in December 2018), reflecting as a counterpart a capital reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of June 30, 2019 and 2018 were determined as follows:

	June	June
	2019	2018
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	293,663	305,214
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	2.91	3.02

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	293,663	305,214
Weighted average number of ordinary shares (*)	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	2.91	3.02

(*)	June 2018 considers the number of fully paid-in shares issued on July 26, 2018.

As of June 30, 2019 and 2018, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2019 it was made a charge to equity for Ch$25,344 million (charge to equity of Ch$30,342 million in 2018). The income tax effect presented a credit to equity of Ch$6,843 million (credit of Ch$8,192 million in June 2018).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2019, it was made a credit to equity for Ch$17,677 million (charge of Ch$6,182 million during the year 2018). The deferred tax effect meant a charge to equity of Ch$4,778 million (credit to equity of Ch$1,667 million in June 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	June 2019				June 2018
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	371,881	71,266	4,607	447,754	336,403	70,089	2,309	408,801
Consumer loans	313,721	747	4,789	319,257	296,521	905	4,156	301,582
Residential mortgage loans	146,991	101,318	2,192	250,501	140,064	99,102	2,571	241,737
Financial investment	18,085	3,119	—	21,204	19,926	6,296	—	26,222
Repurchase agreements	1,310	—	—	1,310	1,374	—	—	1,374
Loans to banks	14,922	—	—	14,922	9,800	—	—	9,800
Other interest and indexation revenue	6,707	860	—	7,567	3,379	945	—	4,324
Total	873,617	177,310	11,588	1,062,515	807,467	177,337	9,036	993,840

The amount of interest recognized on a received basis for impaired portfolio in the period 2019 amounts to Ch$2,253 million (Ch$2,293 million in June 2018).

(b)	At the each period end, the stock of interest and UF indexation not recognized in income is the following:

	June 2019			June 2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	8,379	1,090	9,469	6,807	921	7,728
Residential mortgage loans	2,419	1,491	3,910	3,063	1,628	4,691
Consumer loans	19	—	19	39	—	39
Total	10,817	2,581	13,398	9,909	2,549	12,458

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	June 2019			June 2018
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	144,532	22,802	167,334	120,225	21,969	142,194
Debt securities issued	103,496	74,207	177,703	96,049	71,925	167,974
Other financial obligations	450	24	474	714	65	779
Repurchase agreements	3,503	—	3,503	3,572	—	3,572
Obligations with banks	21,825	—	21,825	11,316	1	11,317
Demand deposits	366	4,740	5,106	128	3,795	3,923
Lease liabilities	1,192	—	1,192	—	—	—
Other interest and indexation expenses	36	183	219	18	314	332
Total	275,400	101,956	377,356	232,022	98,069	330,091

(d)	As of June 30, 2019 and 2018, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	June 2019			June 2018
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	386	—	386	2,463	—	2,463
Loss from fair value accounting hedges	(8,550)	—	(8,550)	(1,039)	—	(1,039)
Gain from cash flow accounting hedges	153,012	151,699	304,711	159,276	175,729	335,005
Loss from cash flow accounting hedges	(179,594)	(138,926)	(318,520)	(186,479)	(163,939)	(350,418)
Net gain on hedge items	3,914	—	3,914	(2,230)	—	(2,230)
Total	(30,832)	12,773	(18,059)	(28,009)	11,790	(16,219)

(e)	At each period end, the summary of interest is as follows:

	June	June
	2019	2018
	MCh$	MCh$

Interest revenue	1,062,515	993,840
Interest expense	(377,356)	(330,091)

Subtotal interest income	685,159	663,749

Net gain (loss) from accounting hedges	(18,059)	(16,219)

Total net interest income	667,100	647,530

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statements of Income for the period refers to the following items:

	June	June
	2019	2018
	MCh$	MCh$
Commission income
Debit and credit card services	93,363	82,952
Investments in mutual funds and others	49,313	44,539
Collections and payments	27,693	25,850
Portfolio management	23,089	22,343
Use of distribution channel	19,377	10,330
Fees for insurance transactions	18,343	16,258
Guarantees and letters of credit	12,882	12,160
Trading and securities management	11,953	14,125
Brand use agreement	8,060	7,365
Lines of credit and overdrafts	2,376	2,430
Financial advisory services	1,490	1,438
Other commission earned	11,732	9,408
Total commissions income	279,671	249,198

Commission expenses
Credit card transactions	(47,448)	(54,205)
Interbank transactions	(9,526)	(7,545)
Collections and payments	(3,267)	(3,289)
Securities transactions	(3,134)	(4,366)
Sales force	(164)	(96)
Other commission	(488)	(473)
Total commissions expenses	(64,027)	(69,974)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2019	2018
	MCh$	MCh$

Financial assets held-for-trading	45,282	27,763
Sale of available-for-sale instruments	3,088	1,620
Sale of loan portfolios (Note No.12 (e))	2,549	—
Net income on other transactions	(103)	270
Trading derivative	(7,385)	22,488
Total	43,431	52,141

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2019	2018
	MCh$	MCh$

Indexed foreign currency	57,018	(48,943)
Exchange difference, net	(1,773)	4,073
Gain from accounting hedges	(22,854)	52,143
Total	32,391	7,273

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

32.	Provisions for Loan Losses:

The change registered in income during the periods 2019 and 2018 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	(583)	(8,178)	(573)	—	—	—	—	(8,178)	(573)	(1,517)	(2,118)	(9,695)	(3,274)
- Group provisions	—	—	(27,314)	(29,679)	(3,814)	—	(139,736)	(117,320)	(170,864)	(146,999)	(1,153)	(1,041)	(172,017)	(148,040)
Provisions established, net	—	(583)	(35,492)	(30,252)	(3,814)	—	(139,736)	(117,320)	(179,042)	(147,572)	(2,670)	(3,159)	(181,712)	(151,314)

Provisions released:
- Individual provisions	222	—	—	—	—	—	—	—	—	—	—	—	222	—
- Group provisions	—	—	—	—	—	408	—	—	—	408	—	—	—	408
Provisions realeased, net	222	—	—	—	—	408	—	—	—	408	—	—	222	408

Provision, net	222	(583)	(35,492)	(30,252)	(3,814)	408	(139,736)	(117,320)	(179,042)	(147,164)	(2,670)	(3,159)	(181,490)	(150,906)

Additional provision	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Recovery of written-off assets	—	—	5,727	6,772	2,748	1,826	15,900	17,553	24,375	26,151	—	—	24,375	26,151

Provision for loan losses, net	222	(583)	(29,765)	(23,480)	(1,066)	2,234	(123,836)	(99,767)	(154,667)	(121,013)	(2,670)	(3,159)	(157,115)	(124,755)

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

The detail of the amounts presented in the Interim Consolidated Statement of Cash Flow is as follows:

	June	June
	2019	2018
	MCh$	MCh$

Allowances established of loans to customer and loans and advances to banks	(179,042)	(148,155)
Allowances released of loans to customer and loans and advances to banks	222	408
Total allowances of loans to customer and loans and advances to banks	(178,820)	(147,747)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2019 and 2018 are as follows:

	June	June
	2019	2018
	MCh$	MCh$

Remunerations	126,997	120,550
Bonuses and incentives	30,092	24,525
Variable compensation	17,556	17,039
Staff severance indemnities	15,508	9,869
Gratifications	13,959	13,123
Lunch and health benefits	13,783	13,606
Training expenses	1,785	2,080
Other personnel expenses	9,247	9,106
Total	228,927	209,898

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

34.	Administrative Expenses:

This item is composed as follows:

	June	June
	2019	2018
	MCh$	MCh$
General administrative expenses
Information technology and communications	42,621	36,358
Maintenance and repair of property and equipment	21,347	17,171
External advisory services and professional services fees	6,906	9,151
Surveillance and securities transport services	5,869	5,878
Office supplies	5,321	4,218
Expenses for short-term leases and low value (*)	3,335	—
Energy, heating and other utilities	2,911	3,006
Postal box, mail , postage and home delivery services	2,897	2,596
External service of financial information	2,824	2,443
Insurance premiums	2,583	2,774
Legal and notary expenses	1,779	1,744
Representation and travel expenses	1,779	1,911
External service of custody of documentation	1,592	1,478
Other expenses of obligations for lease agreements (*)	1,363	—
Donations	1,239	1,210
Office rental and equipment and ATM (*)	—	17,317
Other general administrative expenses	9,261	9,374
Subtotal	113,627	116,629

Outsource services
Credit pre-evaluation	12,421	9,584
Data processing	5,177	4,131
External technological developments expenses	4,202	4,541
Certification and technology testing	3,687	3,192
Other	1,991	1,790
Subtotal	27,478	23,238

Board expenses
Board of Directors Compensation	1,253	1,230
Other Board expenses	120	159
Subtotal	1,373	1,389

Marketing expenses
Advertising	15,994	13,533
Subtotal	15,994	13,533

Taxes, payroll taxes and contributions
Contribution to the banking regulator	5,045	4,722
Real estate contributions	1,422	1,385
Patents	658	643
Other taxes	726	634
Subtotal	7,851	7,384
Total	166,323	162,173

(*) See Note No. 3 Adoption of IFRS 16 “Leases”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2019 and 2018, are detailed as follows:

	June	June
	2019	2018
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	14,681	13,450
Depreciation of rights over leased assets (Note No. 16 (d))(*)	13,891	—
Amortization of intangibles assets (Note No. 15 (b))	6,093	5,021
Total	34,665	18,471

(*)	See Note No. 3 Adoption of IFRS 16 “Leases”.

(b)	As of June 30, 2019 and 2018 the impairment expenses is composed as follows:

	June	June
	2019	2018
	MCh$	MCh$
Impairment
Impairment of intangible assets (Note No. 15 (b))	—	—
Impairment of properties and equipment (Note No. 16 (b))	822	11
Impairment of rights over leased assets (Note No. 16 (d))	—	—
Total	822	11

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

36.	Other Operating Income:

During the periods 2019 and 2018, the Bank and its subsidiaries present other operating income, according to the following:

	June	June
	2019	2018
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	6,358	2,723
Other income	15	15
Subtotal	6,373	2,738

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	—
Subtotal	—	—

Other income
Release and expense recovery	6,655	2,100
Rental income	4,310	4,485
Recovery from correspondent banks	1,360	1,143
Income from sale leased assets	748	843
Revaluation of prepaid monthly payments	420	255
Insurance policy reimbursement	346	17
Fiduciary and trustee commissions	158	105
Gain on sale of property and equipment	43	3,580
Tax management income	42	14
Foreign trade income	41	4
Others	3,850	780
Subtotal	17,973	13,326

Total	24,346	16,064

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

37.	Other Operating Expenses:

During the periods 2019 and 2018, the Bank and its subsidiaries present other operating expenses, according to the following:

	June	June
	2019	2018
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	3,769	1,842
Provisions for assets received in lieu of payment	784	1,798
Expenses to maintain assets received in lieu of payment	663	482
Subtotal	5,216	4,122

Provisions for contingencies
Country risk provisions	7,086	5,684
Other provisions	35	95
Subtotal	7,121	5,779

Other expenses
Leasings operational expenses	2,321	1,993
Write-offs for operating risks	2,122	8,628
Card administration	973	1,238
Provision on others assets	966	430
Correspondent banks	748	402
Expenses for charge-off leased assets recoveries	269	1,212
Credit life insurance	154	139
Contribution to other organisms	132	134
Civil lawsuits	52	67
Others	1,712	1,182
Subtotal	9,449	15,425

Total	21,786	25,326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

38.	Related Party Transactions, continued:

(a)	Loans to related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Production and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	185,339	221,351	145,476	132,366	11,797	13,183	342,612	366,900
Residential mortgage loans	—	—	—	—	47,858	44,756	47,858	44,756
Consumer loans	—	—	—	—	9,485	10,074	9,485	10,074
Gross loans	185,339	221,351	145,476	132,366	69,140	68,013	399,955	421,730
Allowance for loan losses	(738)	(962)	(277)	(242)	(318)	(379)	(1,333)	(1,583)
Net loans	184,601	220,389	145,199	132,124	68,822	67,634	398,622	420,147

Contingent loans:
Guarantees and sureties	4,993	5,102	7,852	14,963	—	—	12,845	20,065
Letters of credits	918	5,310	392	2,776	—	—	1,310	8,086
Foreign letters of credits	—	—	—	—	—	—	—	—
Banks guarantees	11,560	45,842	34,363	30,122	—	—	45,923	75,964
Freely disposition credit lines	47,326	58,041	14,202	14,674	20,425	19,160	81,953	91,875
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	64,797	114,295	56,809	62,535	20,425	19,160	142,031	195,990
Provision for contingencies loans	(167)	(258)	(47)	(99)	(32)	(30)	(246)	(387)
Contingent loans, net	64,630	114,037	56,762	62,436	20,393	19,130	141,785	195,603

Amount covered by guarantee:
Mortgage	30,331	28,208	59,837	52,108	66,652	69,292	156,820	149,608
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	31,212	47,135	13,364	13,219	3,966	3,694	48,542	64,048
Total collateral	61,543	75,343	73,201	65,327	70,618	72,986	205,362	213,656

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:
i)	They engage in production activities and generate a separate flow of income.
ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	June	December
	2019	2018
	MCh$	MCh$
Assets
Cash and due from banks	18,478	23,086
Transactions in the course of collection	20,726	35,469
Financial assets held-for-trading	126	205
Derivative instruments	198,836	415,683
Financial assets	10,900	14,690
Other assets	50,924	80,569
Total	299,990	569,702

Liabilities
Demand deposits	149,034	169,607
Transactions in the course of payment	316,757	58,987
Repurchase agreements	7,166	84,465
Savings accounts and time deposits	303,119	219,322
Derivative instruments	204,646	337,299
Borrowings with banks	295,225	228,269
Other liabilities	31,109	115,145
Total	1,307,056	1,213,094

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	June 2019		June 2018
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	9,851	2,871	10,681	3,682
Fees and commissions income	35,662	31,393	33,223	35,689
Net Financial Operating Income
Derivative instruments (**)	21,297	19,583	58,974	8,854
Other financial operations	—	—	—	—
Released or established of provision for credit risk	294	—	—	209
Operating expenses	—	68,821	—	60,095
Other income and expenses	311	18	220	25

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$5,518 million as of June 30, 2019 (net gain of Ch$51,596 million as of June 30, 2018).

(d)	Contracts with related parties:

During the period ended June 30, 2019, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Servipag Ltda.	Development of systems and collection and payment services
Canal 13 S.A.	Advertising service
Redbanc S.A.	ATM configuration services
DCV Registros S.A.	Shareholders’ Meeting Management Service
Asociación de Bancos e Instituciones Financieras	Membership fee
Sociedad de Fomento Fabril	Cooperation agreement for the operation of the network of inclusive companies
Fundacion Chilena del Pacífico	Sponsorship of SMEs summit and entrepreneurs of Asia-Pacific Economic Cooperation (APEC)
Transbank S.A.	Operation contract Discover and Diners cards

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

38.	Related Party Transactions, continued:

(e)	Directors’ expenses and remunerations and payments to key management personnel:

	June	June
	2019	2018
	MCh$	MCh$

Personnel remunerations	1,966	2,045
Short-term benefits	3,037	3,230
Severance pay	—	870
Directors’ remunerations and fees (*)	1,253	1,230
Total	6,256	7,375

(*) It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$7 million (Ch$6 million in June 2018).

Fees paid to the advisors of the Board of Directors amount to Ch$75 million (Ch$132 million in June 2018) and travel and other related expenses amount to Ch$45 million (Ch$27 million in June 2018).

Composition of key personnel:

	No. of executives
	June	June
	2019	2018
Position
CEO	1	1
CEOs of subsidiaries	6	6
Division Managers	13	12
Directors Bank and subsidiaries	21	21
Total	41	40

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. The Financial Control and Treasury Area, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value of each instrument calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets for identical assets or liabilities. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, net present value through discounted cash flows is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return)are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	310,628	178,692	1,027,534	1,344,780	—	—	1,338,162	1,523,472
Other instruments issued in Chile	2,708	1,663	134,501	107,078	24,112	20,866	161,321	129,607
Instruments issued abroad	—	4,446	—	—	—	—	—	4,446
Mutual fund investments	50,675	87,841	—	—	—	—	50,675	87,841
Subtotal	364,011	272,642	1,162,035	1,451,858	24,112	20,866	1,550,158	1,745,366
Derivative contracts for trading purposes
Forwards	—	—	322,472	735,444	—	—	322,472	735,444
Swaps	—	—	1,096,506	738,130	—	—	1,096,506	738,130
Call Options	—	—	1,907	4,839	—	—	1,907	4,839
Put Options	—	—	357	120	—	—	357	120
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,421,242	1,478,533	—	—	1,421,242	1,478,533
Hedge derivative contracts
Fair value hedge (Swap)	—	—	46	1,116	—	—	46	1,116
Cash flow hedge (Swap)	—	—	14,476	34,298	—	—	14,476	34,298
Subtotal	—	—	14,522	35,414	—	—	14,522	35,414
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	83,359	99,132	43,291	65,090	—	—	126,650	164,222
Other instruments issued in Chile	—	—	1,076,387	747,653	22,020	23,021	1,098,407	770,674
Instruments issued abroad	—	—	18,120	108,544	—	—	18,120	108,544
Subtotal	83,359	99,132	1,137,798	921,287	22,020	23,021	1,243,177	1,043,440
Total	447,370	371,774	3,735,597	3,887,092	46,132	43,887	4,229,099	4,302,753

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	278,839	631,047	—	—	278,839	631,047
Swaps	—	—	1,221,392	854,873	—	—	1,221,392	854,873
Call Options	—	—	948	2,921	—	—	948	2,921
Put Options	—	—	2,139	1,534	—	—	2,139	1,534
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	1,503,318	1,490,375	—	—	1,503,318	1,490,375
Hedge derivative contracts
Fair value hedge (Swap)	—	—	9,017	6,164	—	—	9,017	6,164
Cash flow hedge (Swap)	—	—	60,286	31,818	—	—	60,286	31,818
Subtotal	—	—	69,303	37,982	—	—	69,303	37,982
Total	—	—	1,572,621	1,528,357	—	—	1,572,621	1,528,357

(1)	As of June 30, 2019, 86% of instruments of level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Financial Statements:

	As of June 30, 2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 30, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(159)	—	—	(8,197)	12,217	(615)	24,112
Subtotal	20,866	(159)	—	—	(8,197)	12,217	(615)	24,112

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	(454)	(268)	—	(1,503)	1,224	—	22,020
Subtotal	23,021	(454)	(268)	—	(1,503)	1,224	—	22,020

Total	43,887	(613)	(268)	—	(9,700)	13,441	(615)	46,132

	As of December 31, 2018
	Balance as of January 1, 2018	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	8,012	176	—	48,740	(36,062)	—	—	20,866
Subtotal	8,012	176	—	48,740	(36,062)	—	—	20,866

Available-for-Sale Instruments:
Other instruments issued in Chile	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021
Subtotal	46,265	2,539	(292)	—	(20,520)	—	(4,971)	23,021

Total	54,277	2,715	(292)	48,740	(56,582)	—	(4,971)	43,887

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of June 30, 2019		As of December 31, 2018
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
Financial Assets	MCh$	MCh$	MCh$	MCh$
Financial assets held-for-trading
Other instruments issued in Chile	24,112	(45)	20,866	(26)
Subtotal	24,112	(45)	20,866	(26)
Available-for- Sale Instruments
Other instruments issued in Chile	22,020	(149)	23,021	(195)
Subtotal	22,020	(149)	23,021	(195)

Total	46,132	(194)	43,887	(221)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	June	December	June	December
	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,150,682	880,081	1,150,682	880,081
Transactions in the course of collection	1,023,491	580,333	1,023,491	580,333
Repurchase agreements and securities lending	93,982	97,289	93,982	97,289
Subtotal	2,268,155	1,557,703	2,268,155	1,557,703
Loans and advances to banks
Domestic banks	104,922	99,940	104,922	99,940
Central Bank of Chile	660,083	1,100,831	660,083	1,100,831
Foreign banks	426,841	293,536	417,150	286,063
Subtotal	1,191,846	1,494,307	1,182,155	1,486,834
Loans to customers, net
Commercial loans	15,543,468	15,140,533	15,434,939	14,949,852
Residential mortgage loans	8,512,962	8,021,262	9,173,739	8,451,099
Consumer loans	4,149,170	4,145,428	4,145,267	4,116,261
Subtotal	28,205,600	27,307,223	28,753,945	27,517,212
Total	31,665,601	30,359,233	32,204,255	30,561,749

Liabilities
Current accounts and other demand deposits	9,600,788	9,584,488	9,600,788	9,584,488
Transactions in the course of payment	727,547	335,575	727,547	335,575
Repurchase agreements and securities lending	261,120	303,820	261,120	303,820
Savings accounts and time deposits	10,798,909	10,656,174	10,799,855	10,632,350
Borrowings from banks	1,596,655	1,516,759	1,585,587	1,506,940
Other financial obligations	171,284	118,014	172,934	119,024
Subtotal	23,156,303	22,514,830	23,147,831	22,482,197
Debt Issued
Letters of credit for residential purposes	12,678	15,040	13,483	15,982
Letters of credit for general purposes	990	1,328	1,053	1,411
Bonds	7,171,494	6,772,990	7,552,141	6,897,317
Subordinate bonds	678,645	686,194	763,597	732,611
Subtotal	7,863,807	7,475,552	8,330,274	7,647,321
Total	31,020,110	29,990,382	31,478,105	30,129,518

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial assets and liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of June 30, 2019 and December 31, 2018:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,150,682	880,081	—	—	—	—	1,150,682	880,081
Transactions in the course of collection	1,023,491	580,333	—	—	—	—	1,023,491	580,333
Repurchase agreements and security lending	93,982	97,289	—	—	—	—	93,982	97,289
Subtotal	2,268,155	1,557,703	—	—	—	—	2,268,155	1,557,703
Loans and advances to banks
Domestic banks	104,922	99,940	—	—	—	—	104,922	99,940
Central Bank	660,083	1,100,831	—	—	—	—	660,083	1,100,831
Foreign banks	—	—	—	—	417,150	286,063	417,150	286,063
Subtotal	765,005	1,200,771	—	—	417,150	286,063	1,182,155	1,486,834
Loans to customers, net
Commercial loans	—	—	—	—	15,434,939	14,949,852	15,434,939	14,949,852
Residential mortgage loans	—	—	—	—	9,173,739	8,451,099	9,173,739	8,451,099
Consumer loans	—	—	—	—	4,145,267	4,116,261	4,145,267	4,116,261
Subtotal	—	—	—	—	28,753,945	27,517,212	28,753,945	27,517,212
Total	3,033,160	2,758,474	—	—	29,171,095	27,803,275	32,204,255	30,561,749

Liabilities
Current accounts and other demand deposits	9,600,788	9,584,488	—	—	—	—	9,600,788	9,584,488
Transactions in the course of payment	727,547	335,575	—	—	—	—	727,547	335,575
Repurchase agreements and security lending	261,120	303,820	—	—	—	—	261,120	303,820
Savings accounts and time deposits	—	—	—	—	10,799,855	10,632,350	10,799,855	10,632,350
Borrowings from banks	—	—	—	—	1,585,587	1,506,940	1,585,587	1,506,940
Other financial obligations	—	—	—	—	172,934	119,024	172,934	119,024
Subtotal	10,589,455	10,223,883	—	—	12,558,376	12,258,314	23,147,831	22,482,197
Debt Issued
Letters of credit for residential purposes	—	—	13,483	15,982	—	—	13,483	15,982
Letters of credit for general purposes	—	—	1,053	1,411	—	—	1,053	1,411
Bonds	—	—	7,552,141	6,897,317	—	—	7,552,141	6,897,317
Subordinated bonds	—	—	—	—	763,597	732,611	763,597	732,611
Subtotal	—	—	7,566,677	6,914,710	763,597	732,611	8,330,274	7,647,321
Total	10,589,455	10,223,883	7,566,677	6,914,710	13,321,973	12,990,925	31,478,105	30,129,518

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

Cash and deposits in banks	Current accounts and other demand deposits
Transactions in the course of collection	Transactions in the course of payments
Repurchase agreements and security lending	Repurchase agreements and security lending
Loans and advance to domestic banks

•	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price policy. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June	December	June	December	June	December	June	December	June	December
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	1,435,764	1,513,947	(369,605)	(582,210)	(753,587)	(424,920)	(20,404)	(30,036)	292,168	476,781

Derivative financial liabilities	1,572,621	1,528,357	(369,605)	(582,210)	(753,587)	(424,920)	(173,128)	(233,450)	276,301	287,777

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2019 and December 31, 2018, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,150,682	—	—	1,150,682	—	—	—	—	1,150,682
Transactions in the course of collection	1,023,491	—	—	1,023,491	—	—	—	—	1,023,491
Financial Assets held-for-trading	1,550,158	—	—	1,550,158	—	—	—	—	1,550,158
Repurchase agreements and security lending	66,612	14,466	12,904	93,982	—	—	—	—	93,982
Derivative instruments	105,324	69,031	265,454	439,809	288,613	268,114	439,228	995,955	1,435,764
Loans and advances to banks (*)	858,473	19,098	292,209	1,169,780	22,933	—	—	22,933	1,192,713
Loans to customers (*)	4,100,800	2,435,748	5,211,428	11,747,976	5,611,178	3,078,438	8,396,217	17,085,833	28,833,809
Financial assets available-for-sale	52,853	81,610	786,501	920,964	116,962	44,457	160,794	322,213	1,243,177
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	8,908,393	2,619,953	6,568,496	18,096,842	6,039,686	3,391,009	8,996,239	18,426,934	36,523,776

	As of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	880,081	—	—	880,081	—	—	—	—	880,081
Transactions in the course of collection	580,333	—	—	580,333	—	—	—	—	580,333
Financial Assets held-for-trading	1,745,366	—	—	1,745,366	—	—	—	—	1,745,366
Repurchase agreements and security lending	73,496	16,918	6,875	97,289	—	—	—	—	97,289
Derivative instruments	157,417	241,305	378,093	776,815	274,200	214,863	248,069	737,132	1,513,947
Loans and advances to banks (*)	1,262,428	77,268	132,259	1,471,955	23,441	—	—	23,441	1,495,396
Loans to customers (*)	3,941,756	2,143,023	4,973,622	11,058,401	5,726,668	3,133,606	7,995,647	16,855,921	27,914,322
Financial assets available-for-sale	38,691	137,420	383,200	559,311	74,940	136,342	272,847	484,129	1,043,440
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total assets	8,679,568	2,615,934	5,874,049	17,169,551	6,099,249	3,484,811	8,516,563	18,100,623	35,270,174

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$628,209 million (Ch$607,099 million in December 2018) for loans to customers and Ch$867 million (Ch$1,089 million in December 2018) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

40.	Maturity of Assets and Liabilities, continued:

	As of June 30, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,600,788	—	—	9,600,788	—	—	—	—	9,600,788
Transactions in the course of payment	727,547	—	—	727,547	—	—	—	—	727,547
Repurchase agreements and security lending	259,281	693	1,146	261,120	—	—	—	—	261,120
Savings accounts and time deposits (**)	5,006,801	2,023,870	3,205,401	10,236,072	328,369	508	117	328,994	10,565,066
Derivative instruments	104,678	56,131	247,751	408,560	320,990	341,236	501,835	1,164,061	1,572,621
Borrowings from financial institutions	112,489	255,762	1,205,233	1,573,484	23,171	—	—	23,171	1,596,655
Debt issued:
Mortgage bonds	1,198	1,636	2,883	5,717	4,946	2,122	883	7,951	13,668
Bonds	362,776	312,266	577,082	1,252,124	1,228,075	1,537,446	3,153,849	5,919,370	7,171,494
Subordinate bonds	2,823	2,358	41,621	46,802	41,444	21,642	568,757	631,843	678,645
Other financial obligations	153,587	4,597	6,723	164,907	5,046	1,240	91	6,377	171,284
Lease liabilities	2,348	4,697	21,119	28,164	54,106	33,530	39,573	127,209	155,373
Total liabilities	16,334,316	2,662,010	5,308,959	24,305,285	2,006,147	1,937,724	4,265,105	8,208,976	32,514,261

	As of December 31, 2018
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	9,584,488	—	—	9,584,488	—	—	—	—	9,584,488
Transactions in the course of payment	335,575	—	—	335,575	—	—	—	—	335,575
Repurchase agreements and security lending	237,999	1,448	64,373	303,820	—	—	—	—	303,820
Savings accounts and time deposits (**)	5,018,791	1,946,688	3,100,464	10,065,943	365,177	619	132	365,928	10,431,871
Derivative instruments	146,887	237,039	335,497	719,423	264,438	273,790	270,706	808,934	1,528,357
Borrowings from financial institutions	115,220	269,412	1,052,830	1,437,462	79,297	—	—	79,297	1,516,759
Debt issued:
Mortgage bonds	1,453	1,618	3,581	6,652	5,911	2,577	1,228	9,716	16,368
Bonds	325,766	275,688	583,876	1,185,330	844,692	1,505,660	3,237,308	5,587,660	6,772,990
Subordinate bonds	4,220	2,254	44,901	51,375	41,122	27,906	565,791	634,819	686,194
Other financial obligations	97,393	3,505	10,126	111,024	5,555	1,307	128	6,990	118,014
Total liabilities	15,867,792	2,737,652	5,195,648	23,801,092	1,606,192	1,811,859	4,075,293	7,493,344	31,294,436

(**)	Excludes term saving accounts, which amount to Ch$233,84 3 million (Ch$224,303 million in December 2018).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of interim consolidated financial statements originally issued in Spanish)

_____________

41.	Subsequent Events:

a)	On July 1, 2019, Banco de Chile reported the deceased of the Director of Banco de Chile, Mr. Gonzalo Menéndez Duque.

b)	On July 8, 2019, the subsidiary Banchile Administradora General de Fondos S.A. informed that on July 5, 2019 Mr. Nicolás Luksic Puga submitted his resignation to the position of director of the Company.

In Management’s opinion, there are no others significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between June 30, 2019 and the date of issuance of these Interim Consolidated Financial Statements.

Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2019

Banco de Chile

By:	/S/ Eduardo Ebensperger O.
Eduardo Ebensperger O.
CEO